# BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com




September 13, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

**Attention: Office of International Corporate Finance**
**C/o Susan Min**

Dear Sirs:

**Re: BOSS GOLD INTERNATIONAL CORP.**
**(formerly Boss Gold Corp.) (the "Issuer")**
**Filing of documents under Section 12g3-2(b),**
***Securities Act* of 1934**
**File No. 82-4571**

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since August 3, 2004:

A. Copy of Notice of Alteration dated July 8, 2005 and effective July 11, 2005 changing the Issuer' name from Boss Gold Corp. to Boss Gold International Corp.

B. Copy of Notice of Articles dated July 11, 2005 stating the new name of the Company;

C. Copy of Letter of Transmittal sent to shareholders;

D. Copy of the Issuer's Annual Report on Form 6 as of March 26, 2005.

E. Annual General Meeting

- copy of Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting
- Information Circular
- copy of Form of Proxy
- copy of Financial Statements Request Return Card

F. Audited Financial Statements and accompanying Management Discussion and Analysis ("MD&A")

- copy of audited financial statements for the year ended December 31, 2004 with relevant MD&A.

G. Unaudited Financial Statements and accompanying MD&As

- copies of unaudited financial statements for the periods ended June 30, 2004, September 30, 2004, March 31, 2005 and June 30, 2005, all with relevant MD&A.

H. Copies of Certification of Annual Filings (Forms 52-109F1) filed with the British Columbia and Alberta Securities Commissions.

I. Copies of Certifications of Interim Filings (Forms 52-109FT2 & Forms 52-109F2) filed with the British Columbia and Alberta Securities Commissions.

J. Copies of news releases issued during the relevant period.

K. Copy of Exempt Distribution Report (Form 45-103F4) filed with the British Columbia Securities Commissions.

L. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

M. Copies of TSX Venture Exchange bulletins/ letters of approval.

We also enclose an updated Schedule of Reporting Obligations for the Issuer.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

**BERUSCHI & COMPANY**

**PER:**

**GWEN WEGNER**
Paralegal

Enclosures

**SCHEDULE OF REPORTING OBLIGATIONS (12g3-2(b))**

**BOSS GOLD INTERNATIONAL CORP.**
(the "Issuer")

Abbreviations referred to herein:

British Columbia *Business Corporations Act* ("BCBCA")
British Columbia *Securities Act* ("BCSA")
British Columbia Registrar of Companies ("Registrar")

| Name of Document | Requirement | Applicable Date for the Issuer |
| --- | --- | --- |
| A. Notice of Change of Address | Pursuant to Section 35 of the BCBCA, a company may change its registered office or its records office by passing a resolution authorizing the change and filing with the Registrar a notice of change. | Upon the change in office having been authorized and the company proceeding with the change |
| B. Notice of Alteration | Pursuant to Subsection 257 of the BCBCA, a company may file a notice of alteration to the notice of articles with the Registrar in accordance with the provisions of the BCBCA altering the company name and/or translating the company's name and/or altering the application of the Pre-existing Company Provisions and/or special rights or restrictions and/or the company's authorized share structure upon the company having been authorized to do so by resolution or court order as required under the BCBCA. | Upon the alteration having been authorized and the company proceeding with the change |
| C. Notice of Change of Directors | Pursuant to Subsection 127(1) of the BCBCA, every company shall, within 15 days after a change in its directors or in the prescribed address of any of its directors, complete and file with the Registrar a notice of change of directors. | Upon a change of a director or change of prescribed address of a director |
| D. Annual Report | Pursuant to Section 51 of the BCBCA, every company shall annually, within 2 months after each anniversary of the date on which the company was recognized, file with the Registrar an annual report in the form established by the Registrar containing information that is current to the most recent anniversary. | Issuer's anniversary date is March 26 of every year |
| E. Annual General Meeting | | |
| 1. Notice to Fix Record Date | Pursuant to Subsection 2.1 of National Instrument 54-101, a reporting issuer shall fix a record date for the determination of those security holders entitled to receive notice of a meeting of security holders to be a date not fewer than 30 days or more than 60 days prior to the date of the meeting. Pursuant to Subsection 2.2 of National Instrument 54-101, notice of the meeting and record date must be filed with the Alberta and British Columbia Securities Commissions and given to the TSX Venture Exchange and clearing agencies at least 25 days before the record date. | 2005 - record date was June 10, 2005 |

| | | |
|---|---|---|
| 2. Notice of Meeting | Pursuant to Section 169 of the BCBCA, every company shall give notice of a general meeting to each shareholder entitled to attend the meeting at least 21 days before the meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the notice with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange. | 2005 - mailed June 21, 2005<br><br>2005 – filed June 21, 2005 |
| 3. Proxy Solicitation | Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send a Form of Proxy with the Notice of Meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the Form of Proxy with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange. | 2005 - mailed June 21, 2005<br><br>2005 – filed June 21, 2005 |
| 4. Information Circular | Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send an Information Circular with the Notice of Meeting to each registered shareholder whose proxy is solicited. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the information circular with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange. | 2005 - mailed June 21, 2005<br><br>2005 – filed June 21, 2005 |
| 5. Statement of Executive Compensation | Pursuant to Form 51-102F5, the Information Circular must include a Statement of Executive Compensation. | |
| 6. Request Form | Pursuant to Subsection 4.6 of National Instrument 51-102, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and MD&A for the annual financial statements, the interim financial statements and MD&A for the interim financial statements, or both. | 2005 - mailed June 21, 2005 |
| F. Audited Financial Statements and Management's Discussion and Analysis ("MD&A") | Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its annual financial statements with auditor's report and MD&A with the Alberta and British Columbia Securities Commissions on or before 120th day after the end of its most recently completed financial year. | The Issuer's year end is December 31<br><br>Filed April 28, 2005 |
| | Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or beneficial owner requests the reporting issuer's annual financial statements, the reporting issuer must | Mailed to all shareholders June 21, 2005 (as at the date of this form, the requirement to mail to all |

| | | |
|---|---|---|
| | send a copy of the requested financial statements to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements requested; and (b) 10 calendar days after the issuer receives the request. | shareholders is no longer in effect) |
| | Pursuant to Section 2 of Multilateral Instrument 52-109, an issuer must certify its annual filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the latest of filing an Annual Information Form or its annual financial statements and annual MD&A. | Filed April 28, 2005 |
| G. Interim Financial Statements and MD&A | Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its interim financial statements and MD&A with the Alberta and British Columbia Securities Commissions on or before the 60th day after the end of the interim period. | 1st period ends March 31<br><br>2nd period ends June 30<br><br>3rd period ends September 30 |
| | Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or beneficial owner requests the reporting issuer's interim financial statements and MD&A, the reporting issuer must send a copy of the requested financial statements and MD&A to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements & MD&A requested; and (b) 10 calendar days after the issuer receives the request. | |
| | Pursuant to Section 3 of Multilateral Instrument 52-109, an issuer must certify its interim filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the filing its interim financial statements and interim MD&A. | |
| H. Listing Agreement | Filed with and made public by the TSX Venture Exchange in support of an application for listing on the TSX Venture Exchange by an issuer. | |
| I. Filing Statement | Filed with and made public by the TSX Venture Exchange when requested by them pursuant to a company's listing agreement. | When requested by Exchange |
| J. Prospectus | Filed with the British Columbia Securities Commission pursuant to Section 61 of the BCSA when a company distributes securities unless exempted under the BCSA or the regulations. | None |
| K. Offering Memorandum | Filed with the British Columbia Securities Commission and the TSX Venture Exchange when a company distributes securities by way of a private placement pursuant to specific exemptions under Multilateral Instrument 45-103 or a Section 76 Order not later than 10 days after the distribution. | Upon making a private distribution requiring an Offering Memorandum |

| | | |
|---|---|---|
| L. News Releases | Disseminated to the public and filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) as soon as practicable after a material change occurs in the affairs of a reporting issuer. | Upon the occurrence of a material change |
| M. Section 76 Orders | Issued by the British Columbia Securities Commission pursuant to Section 76 of the BCSA where an application is made by an issuer where Section 61 of the BCSA does not apply to a trade, intended trade, security or person. | When order for an exemption required |
| N. Exempt Distribution Report | When an issuer distributes a securities in reliance on a statutory exemption under Subsection 74 (2) (1) to (5), (16) (i), (18) or (23) of the BCSA or Subsection 128 (e) to (f) of the Rules promulgated under the BCSA or Subsection 3.1(2), 4.1(2), 4.1(4), or 5.1(2) of Multilateral Instrument 45-103, the issuer shall file an exempt distribution report not later than 10 days after the distribution and shall forward a copy to the TSX Venture Exchange. | Upon distribution of the securities |
| O. Material Change Report | Filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) within 10 days after the date on which a material change occurs and filed with the TSX Venture Exchange pursuant to its policies. | Within 10 days of a material change |
| P. TSX Venture Exchange Letters of Approval | Issued by the TSX Venture Exchange pursuant to a request by an issuer for their approval to certain matters or transactions pursuant to its policies. | When issued by the TSX Venture Exchange |
| R. Insider Reports | Pursuant to Section 87 of the BCSA and National Instrument 55-102, a person who is an insider of a reporting issuer shall, within 10 days of becoming an insider (unless he does not have any direct or indirect beneficial ownership of, or control or direction over securities of a reporting issuer) or within 10 days of the person entering into a transaction involving a security of the reporting issuer or, for any other reason, changing the person's direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer from that shown or required to be shown in the latest insider report filed by the person, or the person entering into a transaction involving a related financial instrument, file an insider report with the Alberta and British Columbia Securities Commissions. | Not applicable to the Issuer. Only applicable to the Issuer if it becomes an insider under the provisions of the BCSA. An insider, not the Issuer, is responsible for the filing of the insider report and accordingly, the Issuer cannot ensure compliance |

82-4571



BRITISH COLUMBIA

**Ministry of Finance**
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

**Mailing Address:**
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

**Location:**
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

# Notice of Alteration

*FORM 11*
*BUSINESS CORPORATIONS ACT*
*Section 257*

| | |
|---|---|
| *Filed Date and Time:* | **July 8, 2005 11:57 AM Pacific Time** |
| *NOTE:* | **Filed but not Effective - The Notice of Alteration may be withdrawn at any time prior to the specified date and time of alteration.** |

## NOTICE OF ALTERATION

**Incorporation Number:**
BC0230487

**Name of Company:**
BOSS GOLD CORP.

**Name Reservation Number:**
NR7584786

**Name Reserved:**
BOSS GOLD INTERNATIONAL CORP.

## ALTERATION EFFECTIVE DATE:

Specified Date and Time of Alteration: July 11, 2005 12:00 AM Pacific Time

## CHANGE OF NAME OF COMPANY

**From:**
BOSS GOLD CORP.

**To:**
BOSS GOLD INTERNATIONAL CORP.

## DIRECTOR INFORMATION

**st Name, First Name, Middle Name:**
ADDIE, ROBERT KEVIN

**Mailing Address:**
1250 WEST 40TH AVE
VANCOUVER BC V6M1V4

**Delivery Address:**
1250 WEST 40TH AVE
VANCOUVER BC V6M1V4

---

**Last Name, First Name, Middle Name:**
BROOKS, DOUGLAS B.

**Mailing Address:**
4403 RANGER AVE
NORTH VANCOUVER BC V7R3L1

**Delivery Address:**
4403 RANGER AVE
NORTH VANCOUVER BC V7R3L1

---

**Last Name, First Name, Middle Name:**
HUGHES, RON

**Mailing Address:**
7430 MARK CRESCENT
BURNABY BC V5A1Z3

**Delivery Address:**
7430 MARK CRESCENT
BURNABY BC V5A1Z3

---

**Last Name, First Name, Middle Name:**
RIDD, IRVIN

**iiling Address:**
24 OCEAN POINT DR
WEST VANCOUVER BC V7W3G7

**Delivery Address:**
24 OCEAN POINT DR
WEST VANCOUVER BC V7W3G7

## PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

## AUTHORIZED SHARE STRUCTURE

| | | | |
|---|---|---|---|
| 1. | 100,000,000 | Common Shares | Without Par Value<br><br>Without Special Rights or Restrictions attached |

BRITISH COLUMBIA

**Ministry of Finance**
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

**Mailing Address:**
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

**Location:**
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

# Notice of Articles

*BUSINESS CORPORATIONS ACT*

**CERTIFIED COPY**
Of a Document filed with the Province of
British Columbia Registrar of Companies

Liz Mueller
LIZ MUELLER
July 8, 2005

*This Notice of Articles was issued by the Registrar on: July 11, 2005 12:00 AM Pacific Time*

*Incorporation Number:* **BC0230487**

*Recognition Date: Incorporated on March 26, 1981*

## NOTICE OF ARTICLES

**Name of Company:**

BOSS GOLD INTERNATIONAL CORP.

### REGISTERED OFFICE INFORMATION

**Mailing Address:**
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

**Delivery Address:**
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

### RECORDS OFFICE INFORMATION

**Mailing Address:**
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

**Delivery Address:**
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

82-4571

# BOSS GOLD CORP.

501 - 905 West Pender Street, Vancouver, British Columbia V6C 1L6
Telephone: 604.669.5819 ~ Facsimile: 604.669.5886
Email: ir@bossgold.com

**Telephone: (604) 669-5819**

## CONSOLIDATION AND NAME CHANGE OF BOSS GOLD CORP.

**TO STOCKHOLDERS OF BOSS GOLD CORP. (the "Company")**

At the 2004 Annual and Special General Meeting of Members of the Company held on June 15, 2004, members of the Company approved, by way of Special Resolution, a change of the Company's name to **Boss Gold International Corp.** and a consolidation of the Company's shares with every three (3) common shares of Boss Gold Corp. being consolidated into one (1) common share of Boss Gold International Corp.

Accompanying this Notice is a Letter of Transmittal which should be completed and returned as soon as possible together with your present certificates of Boss Gold Corp. in person or by registered mail to the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

This Letter of Transmittal contains explanatory notes, which should be carefully read and understood by each stockholder forwarding share certificates to Computershare Trust Company of Canada, and stockholders are urged to forward their certificates, for their own protection, by registered mail.

The effective date of the name change and consolidation is July 11, 2005.

Dated this 11th day of July, 2005.

**BOSS GOLD CORP.**

Per: *"Douglas B. Brooks"*
Douglas B. Brooks, President

# LETTER OF TRANSMITTAL

**TO: Computershare Trust Company of Canada, Stock Transfer Department**
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

**Re: Boss Gold Corp.**

Dear Sirs:

The undersigned, representing that he has full power to do so, hereby delivers to you the following share certificate(s) of **Boss Gold Corp.** for shares in **Boss Gold International Corp.**:

| Certificate Number | Registered Holder | Number of Shares |
|---|---|---|
| | | |
| | | |
| | | |

The shares represented by the above certificate(s) are hereby surrendered in exchange for shares as issued by consolidation on the basis that ONE (1) share of **Boss Gold International Corp.**, the consolidated company, will be issued for every THREE (3) shares of **Boss Gold Corp.** previously issued and hereby surrendered.

You are hereby authorized and directed to issue new share certificate(s) of **Boss Gold International Corp.** in the name and address shown below.

**PLEASE PRINT CLEARLY**

______________________________________________
(Registered in the Name of)

______________________________________________
(Street and Number) (City) (Province) (Postal Code)

Dated this _______ day of ______________, 2005.

______________________________
Signature of Stockholder

NOTE:

This Transmittal Letter, together with your share certificate(s), should be delivered in person or sent by registered mail to Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and not the business or registered office of the Company. SEE EXPLANATORY NOTES ON THE REVERSE SIDE HEREOF.

82-4571



BRITISH COLUMBIA

**Ministry of Finance**
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

**Mailing Address:**
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

**Location:**
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

# Annual Report

**BC COMPANY**

*FORM 6*
*BUSINESS CORPORATIONS ACT*
*Section 51*

*Filed Date and Time:* **July 7, 2005 03:45 PM Pacific Time**

## ANNUAL REPORT DETAILS

NAME OF COMPANY

BOSS GOLD CORP.
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

INCORPORATION NUMBER
**BC0230487**

DATE OF RECOGNITION
**March 26, 1981**

DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF RECOGNITION IN BC)
**March 26, 2005**

## OFFICER INFORMATION AS AT March 26, 2005

**Last Name, First Name, Middle Name:**
BROOKS, DOUGLAS B.
**Office(s) Held:** (CEO, CFO, President)

**Mailing Address:**
4403 RANGER AVE
NORTH VANCOUVER BC V7R3L1

**Delivery Address:**
4403 RANGER AVE
NORTH VANCOUVER BC V7R3L1

**Last Name, First Name, Middle Name:**
DRINOVZ, LEETA M.
**)ffice(s) Held:** (Secretary)

**Mailing Address:**
407 2173 W 6TH AVE
VANCOUVER BC V6K1V5

**Delivery Address:**
407 2173 W 6TH AVE
VANCOUVER BC V6K1V5

---

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

Telephone: 250 356-8626

# ANNUAL REPORT
## FORM 6 – BC COMPANY
Section 51 *Business Corporations Act*

**DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca**

**Filing Fee for paper filing: $43.39**
If you are instructed by registry staff to mail this form to the Corporate Registry, submit this form with a cheque or money order made payable to the Minister of Finance, or provide the registry with authorization to debit the fee from your BC OnLine Deposit Account. Please pay in Canadian dollars or in the equivalent amount of US funds.

***Freedom of Information and Protection of Privacy Act (FIPPA):*** The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431Stn Prov Govt, Victoria BC V8W 9V3.

**A INCORPORATION NUMBER OF COMPANY**
BC0230487

**B NAME OF COMPANY**
BOSS GOLD CORP.

**C DATE OF RECOGNITION** YYYY / MM / DD
1981/03/26

**D DATE OF ANNUAL REPORT** YYYY / MM / DD
2005/03/26

**E OFFICER NAME(S) AND ADDRESS(ES)** – Enter the full name, delivery address, mailing address (if different) and office held of each of the company's officers, if any. The officer may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual's residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

| LAST NAME | FIRST NAME | MIDDLE NAME | |
|---|---|---|---|
| BROOKS | DOUGLAS | B. | |
| **DELIVERY ADDRESS** | **PROVINCE/STATE** | **COUNTRY** | **POSTAL CODE/ZIP CODE** |
| 501 - 905 WEST PENDER STREET | BC | CANADA | V6C 1L6 |
| **MAILING ADDRESS** | **PROVINCE/STATE** | **COUNTRY** | **POSTAL CODE/ZIP CODE** |
| 4403 RANGER AVENUE, NORTH VANCOUVER | BC | CANADA | V7R 3L1 |
| **OFFICE(S) HELD (e.g. president, secretary, vice president)** | | | |
| PRESIDENT/CEO/CFO | | | |

| LAST NAME | FIRST NAME | MIDDLE NAME | |
|---|---|---|---|
| DRINOVZ | LEETA | | |
| **DELIVERY ADDRESS** | **PROVINCE/STATE** | **COUNTRY** | **POSTAL CODE/ZIP CODE** |
| 501 - 905 WEST PENDER STREET | BC | CANADA | V6C 1L6 |
| **MAILING ADDRESS** | **PROVINCE/STATE** | **COUNTRY** | **POSTAL CODE/ZIP CODE** |
| 407-2173 WEST 6TH AVENUE, VANCOUVER | BC | CANADA | V6K 1V5 |
| **OFFICE(S) HELD (e.g. president, secretary, vice president)** | | | |
| SECRETARY | | | |

**F COMPANY CHANGES**
A company must file with the registrar a notice of any change to the information shown in the Corporate Register. Please visit our Web site at www.fin.gov.bc.ca/registries or phone 250 356-8626 for information on how to file these notices.

**CERTIFIED CORRECT** – I have read this form and found it to be correct.

| NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY | SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY | DATE SIGNED YYYY / MM / DD |
|---|---|---|
| DOUGLAS B. BROOKS | X Douglas B. Brooks | 2005/07/07 |

FORM 6/WEB Rev. 2005 / 3 / 9

82-4571


# BOSS GOLD CORP.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 682-7159 Fax: (604) 669-5886


May 10, 2005

## NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

RE: Boss Gold Corp.

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Boss Gold Corp. hereby advises the following with respect to the upcoming Meeting of Shareholders:

| | | |
|---|---|---|
| 1. | Meeting Type: | Annual General and Special Meeting |
| 2. | CUSIP Number: | 10011 Q 10 8 |
| 3. | Class of Security entitled to receive notification: | Common |
| 4 | Class of Security entitled to vote: | Common |
| 5. | Record Date for Notice: | June 10, 2005 |
| 6. | Record Date for Voting: | June 10, 2005 |
| 7. | Beneficial Ownership determination date: | June 10, 2005 |
| 8. | Meeting Date: | July 15, 2005 |
| 9. | Meeting Location: | Vancouver |

Dated at Vancouver, British Columbia, this 10th day of May, 2005 .

Sincerely,

**BOSS GOLD CORP.**

**PER:**
***:signed***
**Douglas Brooks,**
**Director**

82-4571

**BOSS GOLD CORP.**
Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6
Telephone: 604 669-5819 Fax: 604 669-5886

## NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual and special general meeting of the shareholders of BOSS GOLD CORP. (the "Company") will be held at Suite 501, 905 West Pender Street, Vancouver, British Columbia, on Friday, July 15, 2005, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1. To receive the Report of the Directors, the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2004.
2. To fix the number of directors at four (4).
3. To elect directors for the ensuing year.
4. To appoint Amisano Hanson, Chartered Accountants, as auditors of the Company for the ensuing year.
5. To authorize the directors to fix the remuneration to be paid to the auditors.
6. To pass an ordinary resolution to ratify and approve the Company's stock option plan.
7. To pass an ordinary resolution authorizing the Company to file a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia), and authorizing the Company to alter its Articles to the extent necessary to ensure compliance with the *Business Corporations Act* (British Columbia) by adding to the face page thereof the Company's incorporation number.
8. To pass a special resolution to remove the application of the Pre-Existing Company Provisions to the Company, and altering the Notice of Articles of the Company, subject to the filing of the Transition Application under the Business Corporations Act (British Columbia).
9. To pass a special resolution to increase of the authorized capital of the Company to an unlimited number of common shares without par value, as more fully disclosed in the accompanying Information Circular.
10. To pass a special resolution, subject to the filing of a Notice of Alteration removing the application of the Pre-Existing Company Provisions, the Articles of the Company be altered by deleting and canceling its existing Articles and creating and adopting new Articles.
11. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice. **The Proxy or Voting Instruction Form must be completed in accordance with the instructions set out therein and in the Information Circular accompanying this Notice, and, to be valid, must be received by the Company at Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6, Telephone: 604 669-5819 Fax: 604 669-5886 not fewer than 48 hours before the time fixed for the Meeting.**

DATED at Vancouver, British Columbia, this 6th day of June, 2005.

By order of the Board
BOSS GOLD CORP.

*"Douglas B. Brooks"*

Douglas B. Brooks
President and Chief Executive Officer

82-4571

# BOSS GOLD CORP.

Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6

# INFORMATION CIRCULAR

*(As at June 10, 2005, except as indicated)*

**BOSS GOLD CORP.** (the "Company") is providing this information circular and a form of proxy in connection with management's solicitation of proxies for use at the annual and special general meeting (the "Meeting") of the Company to be held on July 15, 2005 and at any adjournments thereof. Unless the context otherwise requires, when we refer in this information circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

## APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company or the Company's solicitor (the "Management Proxyholders").

**A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.**

## VOTING BY PROXY

**Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.** Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

**If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.**

**The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.** At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

## COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the Company's offices at Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

## NON-REGISTERED HOLDERS

**Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.** Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Request for Voting Instructions.

## REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the

date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

## VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares, of which 3,358,620 common shares are issued and outstanding. Persons who are registered common shareholders at the close of business on June 10, 2005 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company, except the following:

| Name of Shareholder | Number of Shares Owned or Controlled | Percentage of Issued and Outstanding |
|---|---|---|
| Douglas B. Brooks | 539,780 | 16% |

## ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at four (4).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

| *Name, Jurisdiction of Residence and Position* | *Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years* | *Service as a Director* | *Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed*[2] |
|---|---|---|---|
| **Douglas B. Brooks**[1]<br>North Vancouver, BC<br><br>*President and Director* | President of the Company since September 29, 1998 | April 8, 1998 to date | 539,780 |
| **Irvin B. Ridd**[1]<br>West Vancouver, BC<br><br>*Director* | Real Estate Broker with Cascadia Pacific Realty Ltd. | November 14, 1996 to date | 70,549 |
| **R. Kevin Addie**[1]<br>Vancouver, BC<br><br>*Director* | President of Bonnie Lee fishing Charters Ltd. | November 14, 1996 to date | Nil |
| **Ron Hughes**<br>Burnaby, BC<br><br>*Director* | Self-employed exporter of building supplies and housing packages | November 14, 1996 to date | Nil |

NOTES:

(1) Member of the audit committee.

(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at June 10, 2005, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

***

## Cease Trade Orders

Douglas B. Brooks was a director of Maximum Ventures Inc. when it became the subject of a Cease Trade Order issued by the British Columbia Securities Commission on April 18, 2001 for failure to file financial statements. Such Order was rescinded on July 17, 2001. In addition, on March 1, 2005 a Cease Trade Order was issued by the British Columbia Securities Commission against Maximum Ventures Inc. for failing to file financial statements. Douglas Brooks is currently a director of Maximum Ventures Inc.

Douglas B. Brooks was also director of Pierre EnTerprises Ltd. when it became the subject of a Cease Trade Order issued by the British Columbia Securities Commission on May 11, 2003 for failure to file financial statements; such Order has not been rescinded.

To the knowledge of the Company, no proposed director is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

## EXECUTIVE COMPENSATION

### Summary of Compensation

Pursuant to Form 51-102F6 adopted by the Canadian Securities Administrators, the following table (presented in accordance with the rules (the "Rules") made under the *Securities Act* (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2004 and the other three most highly compensated executive officers of the Company as at December 31, 2004 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

| | | *Annual Compensation* | | | *Long Term Compensation* | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | *Awards* | | *Payouts* | |
| *NEO Name and Principal Position* | *Year* | *Salary ($)* | *Bonus ($)* | *Other Annual Compen-sation ($)* | *Securities Under Option/ SAR's Granted (#)* | *Shares/Units Subject to Resale Restrictions ($)* | *LTIP Payouts ($)* | *All Other Compen-sation ($)* |
| **Douglas B. Brooks** | 2004 | Nil | Nil | Nil | 110,000[(1)] | Nil | Nil | Nil |
| President and Chief | 2003 | Nil | Nil | Nil | Nil | Nil | Nil | Nil |
| Executive Officer | 2002 | Nil | Nil | Nil | Nil | Nil | Nil | Nil |

NOTES:

(1) On January 2, 2004, Mr. Brooks was granted an option to purchase up to 110,000 common shares, exercisable at the price of $0.18 per share, expiring January 14, 2006.

### Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

### Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to directors, officers, employees and consultants with respect to options that have been granted or may be granted pursuant to the Company's stock option plan (Refer to the section entitled "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

The following table sets forth all stock options granted during the financial year ended December 31, 2004 to the Company's Named Executive Officer:

| Name | Securities Under Options/SAR's Granted (#) | % of Total Options/SAR's Granted to Employees in Financial Year | Exercise or Base Price ($/Security) | Market Value of Securities Underlying Options/SAR's on the Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| Douglas Brooks | 110,000 | 69% | $0.18 | $23,100 | January 14, 2006 |

NOTES:

(1) The Company's shares did not trade on the date of grant, however, the next trading day was January 5, 2004 and the closing price of the Company's shares was $0.21.

## Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

During the most recently completed financial year end, no options were exercised by the Named Executive Officer.

## Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company has no employment contracts with any Named Executive Officer.

The Company has no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

## Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company has a stock option plan for the granting of incentive stock options to officers, employees, consultants and Directors. The Company granted an aggregate of 335,000 stock options during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors, Officer and Consultants of the Company and to closely align the personal interests of such persons to that of the shareholders.

During the financial year ended December 31, 2004, the Company granted incentive stock options to non-executive Directors to purchase an aggregate of 225,000 common shares exercisable until January 14, 2006 at an exercise price of $0.18 per share. The market price at the time of the grant was $0.24 per share.

## Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights) | Number of securities remaining available for future issuance under equity compensation plans |
|---|---|---|---|
| Equity compensation plans approved by securityholders (Stock Option Plan) | 335,000 | $0.18 | 862 |
| Equity compensation plans not approved by securityholders | Nil | N/A | Nil |
| Total | 335,000 | $0.18 | 862 |

## Venture Issuer Exemption

Pursuant to Form 51-102F6, a Venture Issuer is entitled to omit disclosure otherwise required to be provided under those portions of Form 51-102F6 entitled "Option and SAR Repricings", Defined Benefit or Actuarial Plan Disclosure", "Composition of the Compensation Committee", Report on Executive Compensation" and "Performance Graph". The Company is a Venture Issuer and has omitted such disclosure.

## INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

## INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company, other than as follows:

### Private Placement

During the financial year ended December 31, 2004, the Company closed a private placement of 3,300,000 common shares at the price of $0.06 per share. The directors of the Company participated as to 166,667 common shares.

## APPOINTMENT OF AUDITOR

Amisano Hanson, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Amisano Hanson as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Amisano Hanson, Chartered Accountants, were first appointed as auditors of the Company on March 1, 2002.

## MANAGEMENT CONTRACTS

The Company is party to a management contract with Winston Resources Ltd. of 1306 Arbutus Street, Vancouver, BC, V6J 3W8, whereby management services are performed at a fee of $2,500 per month. Winston Resources Ltd. is a non-reporting company wholly owned by Karen Addie.

## AUDIT COMMITTEE

### The Audit Committee's Charter

*Mandate*

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

*Composition*

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

*Meetings*

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

*Responsibilities and Duties*

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

  i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

  ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

  iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

*Financial Reporting Processes*

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.
(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.
(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i) Review certification process.
(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

*Other*

Review any related-party transactions.

**Composition of the Audit Committee**

The following are the members of the Committee:

| | | |
|---|---|---|
| Douglas B. Brooks | Not independent(1) | Financially literate(1) |
| Irvin B. Ridd | Independent(1) | Financially literate(1) |
| R. Kevin Addie | Independent(1) | Financially literate(1) |

(1) As defined in Multilateral Instrument 52-110

**Audit Committee Oversight**

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors

**Reliance on Certain Exemptions**

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of Multilateral Instrument 52-110 *(De Minimis Non-audit Services)*, or an exemption from Multilateral Instrument 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

## Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

## External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

| Financial Year Ending | Audit Fees | Audit Related Fees | Tax Fees | All Other Fees |
|---|---|---|---|---|
| December 31, 2004 | 7,150 | - | - | - |
| December 31, 2003 | 4,525 | - | - | - |

# PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

## Approval and Ratification of Stock Option Plan

In August of 2002, the TSX Venture Exchange adopted a new stock option policy whereby all Tier 2 companies must implement and approve a stock option plan. Although the Company's shares trade on NEX and a stock option plan is not necessary, management of the Company is of the view that the implementation and continuation of such plan is beneficial. Therefore, the Company adopted a Stock Option Plan dated June 12, 2003, as amended January 7, 2004, which was approved by the shareholders on June 12, 2003. In accordance with the policies, such plan must be approved annually. The Stock Option Plan authorizes the Board to issue options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of the Company.

Under the Stock Option Plan, the aggregate number of common shares issuable upon exercise of options granted thereunder may not exceed 10% of the total number of outstanding common shares of the Company at the time the options are granted. Further, the aggregate number of common shares issuable upon the exercise of the options granted thereunder to any one individual may not exceed 5% of the total number of outstanding common shares of the Company. Options issued pursuant to the Stock Option Plan must have an exercise price not less than that from time to time permitted by the stock exchange on which the common shares are then listed. The period during which an option may be exercised shall be determined by the Board at the time the option is granted, subject to any vesting limitations which may be imposed by the Board at the time such option is granted, provided no option shall be exercisable for a period exceeding five (5) years from the date the option is granted.

The options granted under the Stock Option Plan expire on the earlier of the date of the expiration of the option period noted above and must expire 90 days after the date a holder ceases to hold the position or positions of director, officer, employee or consultant of the Company and within 30 days for any optionee engaged in investor relations activities. In the event of the death or permanent disability of a holder, any option previously granted to him shall be exercisable until the end of the option period noted above or until the expiration of 12 months after the date of death or permanent disability of such option holder, whichever is earlier.

In the event of a sale by the Company of all or substantially all of its assets or in the event of a change in control of the Company, each holder shall be entitled to exercise, in whole or in part, the options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.

An aggregate of 335,000 options are currently outstanding under the Stock Option Plan and these options have been granted to directors, officers, employees and consultants of the Company.

In addition to the terms of the Stock Option Plan mentioned above, the policies of the TSX Venture Exchange require approval be approved by the affirmative vote of a majority of the votes cast at the Meeting, other than the votes attaching to the common shares beneficially owned by the insiders of the Company to whom the options may be granted pursuant to the Stock Option Plan, or their associates to the Company:

(a) decreasing the exercise price of stock options previously granted to insiders;

(b) issuing to insiders, upon the exercise of stock options, within a one year period, shares exceeding 10% of the outstanding listed shares; and

(c) issuing to any one insider and such insider's associates, upon the exercise of stock options, within a one year period, shares exceeding 5% of the outstanding listed shares.

A copy of the Stock Option Plan will be available for shareholders to review at the annual general meeting, if requested.

Therefore, shareholders will be asked to approve the following resolution, by way of disinterested shareholder approval:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Company's Stock Option Plan, dated June 12, 2003, as amended January 7, 2004 be and is hereby ratified, approved and confirmed including the reserving for issuance under the Stock Option Plan at any time of a maximum of 10% of the issued and outstanding shares of the Company, subject to any amendments that may be required by the TSX Venture Exchange;

2. the Company be authorized to abandon or terminate all or any part of the Stock Option Plan if the Board of the Company deems it appropriate and in the best interests of the Company to do so;

3. the Company be and is hereby authorized to grant options pursuant and subject to the terms and conditions of the Stock Option Plan;

4. the Company be and is hereby, at the discretion of the board of directors, to amend the exercise price of previously granted option agreements, without further approval by the shareholders, all in accordance with the policies of the TSX Venture Exchange; and

5. any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commissions forms, as may be required to give effect to the true intent of this resolution."

It is the intention of the persons named in the enclosed instrument of proxy, if not expressly directed otherwise in such instrument of proxy, to vote such proxies FOR the ordinary resolution to approve the Stock Option Plan.

**Transition Application to Effect Transition of the Company under the *Business Corporations Act* (British Columbia)**

The British Columbia *Business Corporations Act* (sometimes referred to herein as the "New Act") came into force on March 29, 2004. As a result, the British Columbia *Company Act* was repealed, and the Company became a "pre-existing company" subject to the provisions of the New Act and the "Pre-Existing Company Provisions" set forth in Table 3 to the British Columbia *Business Corporations Regulation*. A copy of the Pre-Existing Company Provisions may be viewed during normal business hours at the offices of the Company's at Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6.

Every pre-existing company is required to file a Transition Application containing a Notice of Articles with the British Columbia Registrar of Companies (the "Registrar"), as a result of which the Notice of Articles will be deemed to supersede and replace the company's Memorandum. A pre-existing company that fails to file a Transition Application containing a Notice of Articles no later than March 29, 2006 will be subject to dissolution. Further, a pre-existing company that has not transitioned itself under the New Act may not effect any changes to its Memorandum or Articles.

The New Act does not permit the Company to make any changes to its Charter as part of the filing of the Transition Application. The information contained in the Transition Application will reflect the current status of the Company at the time of its filing, including the mandatory application of the Pre-Existing Company Provisions.

In light of the foregoing, the shareholders will be asked to approve the following ordinary resolution to approve the transition of the Company under the New Act:

"BE IT RESOLVED THAT:

1. The Company be and is hereby authorized to file a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia);

2. The Notice of Articles, in addition to containing the other information required to be included therein under *Business Corporations Act* (British Columbia), shall provide that:

   (a) the authorized share structure shall consist of 100,000,000 common shares; and

   (b) the Pre-Existing Company Provisions set forth in Table 3 to the British Columbia *Business Corporations Regulation* shall apply;

3. The Company be and is hereby authorized to alter its Articles to the extent necessary to ensure compliance with section 438 (3) of the *Business Corporations Act* (British Columbia) by adding to the first page thereof the Company's incorporation number; and

4. Any one director or officer of the Company be and is hereby authorized to execute such documents and instruments, and to do such further acts, as may be necessary to give full effect to these resolutions."

**Alterations to Corporate Charter**

Once the Company has filed the Transition Application containing a Notice of Articles, it can amend its Charter to take advantage of certain provisions of the New Act that give greater flexibility to companies in terms of corporate governance. For example:

- a company may amend its articles to specify the level of shareholder approval required to pass a special resolution at a meeting of shareholders, provided the required level of approval is at least 2/3 and not more than 3/4 of the votes cast;
- a company may amend its authorized share structure to provide for an unlimited number of authorized shares; and
- a company may hold its own shares instead of returning them to treasury, and a subsidiary company may hold the shares of its parent company.

*Removal of Pre-Existing Company Provisions*

The Pre-Existing Company Provisions carry over certain requirements that the Company was subject to under the former *Company Act* (British Columbia). For example, they provide that the majority of votes required for a pre-existing company to pass a special resolution at a general meeting of shareholders is 3/4 of the votes cast on that resolution. In order to take full advantage of the flexibility offered by the New Act, the Company's shareholders will be asked to adopt a special resolution authorizing the alteration of the Notice of Articles to remove the application of the Pre-Existing Company Provisions.

In light of the foregoing, the shareholders will be asked to consider and, if appropriate, approve the following as a special resolution requiring approval by at least 3/4 of the votes cast at the Meeting:

> "BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT, subject to the filing of a Transition Application containing a Notice of Articles as required by the *Business Corporations Act* (British Columbia):
>
> 1. The Pre-Existing Company Provisions set forth in Table 3 of the Regulations to the *Business Corporations Act* (British Columbia) (the "Pre-Existing Company Provisions") be removed and no longer apply to the Company;
>
> 2. Any one director or officer of the Company be and is hereby authorized and directed, for and on behalf and in the name of the Company, to execute and deliver the Notice of Alteration and any supporting documentation required for the purpose of giving effect to these resolutions; and
>
> 3. The removal of the Pre-Existing Company Provisions shall not take effect until the Notice of Alteration is filed with the Registrar of Companies."

*Alteration of Authorized Share Structure*

The Company proposes to alter its Notice of Articles to increase the Company's authorized share structure from 100,000,000 common shares without par value to an unlimited number of common shares without par value, as now permitted under the *Business Corporations Act* (British Columbia).

Management believes that authorizing the Company to issue an unlimited number of common shares will benefit the Company by providing greater flexibility to carry out future capital raising activities and helping to avoid delays and expense associated with convening an extraordinary general meeting to approve further alterations to the Company's authorized share structure.

The increase to the authorized share structure requires the affirmative vote of not less than 3/4 of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy and the filing thereof in the Company's records office. Accordingly, the Company's shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution (the "Authorized Share Structure Resolution") as follows:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT,

(a) the Notice of Articles of the Company be altered to increase the number of common shares of the Company authorized to be issued to an unlimited number of common shares without par value;

(b) the President or any one Director of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further actions that may be necessary to effect the amendment;

(c) the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company's record office; and

(d) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies (British Columbia).

*Replacement of Corporate Articles*

The Company proposes to amend its Charter to delete and cancel the existing Articles of the Company, and to replace them in their entirety with new proposed Articles, such Articles will be presented at the meeting for consideration. The proposed Articles will also be available for inspection at the offices of the Company, at Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6, at any time during normal business hours before the Meeting.

Section 8.2 of the proposed Articles provides that the level of shareholder approval required to pass a special resolution at a meeting of shareholders, shall be 2/3 of the votes cast rather than 3/4 of the votes cast. The shareholders will be asked to consider and, if appropriate, approve the following as a special resolution requiring approval by at least 3/4 of the votes cast at the Meeting:

> "BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT, subject to the filing of a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia), and subject also to the filing of a Notice of Alteration removing the application of the Pre-Existing Company Provisions, the Articles of the Company be altered by deleting and canceling its existing Articles and creating and adopting new Articles, as presented for consideration at the Meeting, as the Articles of the Company."

**<u>Recommendation of the Company's Directors</u>**

The directors have reviewed and considered all facts respecting the foregoing matters that they have considered to be relevant to shareholders. It is the unanimous recommendation of the Company's directors that shareholders vote for passage of the foregoing resolutions.

## ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information relating of BOSS GOLD CORP. is provided in the Company's comparative financial statements for the financial year ended December 31, 2004. Shareholders may contact the Company to request copies of financial statements at the following address:

BOSS GOLD CORP.
Suite 501
905 West Pender Street
Vancouver, BC
V6C 1L6
Telephone: 604 669-5819
Fax: 604 669-5886

## OTHER MATERIAL FACTS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgement of the persons voting by proxy.

## CERTIFICATION AND BOARD APPROVAL

The undersigned hereby certifies that the contents and the sending of this Information Circular to the Company's shareholders have been approved by the Board of Directors. The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

**DATED** at Vancouver, British Columbia, on the 6th day of June, 2005.

BY ORDER OF THE BOARD
**BOSS GOLD CORP.**

*"Douglas B. Brooks"*

DOUGLAS B. BROOKS,
President and Chief Executive Officer

82-4571

**ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF BOSS GOLD CORP. (THE "COMPANY") TO BE HELD AT SUITE 501, 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA ON FRIDAY, JULY 15, 2005 AT10:00 A.M. VANCOUVER TIME**

**The undersigned member ("Registered Shareholder") of the Company hereby appoints, DOUGLAS B. BROOKS**, the President and Chief Executive Officer of the Company, or failing this person, **IRVIN B. RIDD**, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

**The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.**

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

If the number of shares represented by this proxy form is not indicated by the Registered Shareholder, then it shall be deemed to represent that number indicated on the affixed label.

# PROXY

**Resolutions** (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

| | | For | Against |
|---|---|---|---|
| 1. | To determine the number of Directors at four (4) | ______ | ______ |
| | | For | Withhold |
| 2. | To elect as Director, Douglas B. Brooks | ______ | ______ |
| 3. | To elect as Director, Irvin B. Ridd | ______ | ______ |
| 4. | To elect as Director, R. Kevin Addie | ______ | ______ |
| 5. | To elect as Director, Ron Hughes | ______ | ______ |
| 6. | To appoint Amisano Hanson as Auditors of the Company | ______ | ______ |
| | | For | Against |
| 7. | To authorize the Directors to fix the auditors' remuneration | ______ | ______ |
| 8. | To pass an ordinary resolution to approve and ratify the Company's stock option plan. | ______ | ______ |
| 9. | To pass an ordinary resolution authorizing the Company to file a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia), and authorizing the Company to alter its Articles to the extent necessary to ensure compliance with the *Business Corporations Act* (British Columbia) by adding to the face page thereof the Company's incorporation number | ______ | ______ |
| 10. | To pass a special resolution to remove the application of the Pre-Existing Company Provisions to the Company, and altering the Notice of Articles of the Company, subject to the filing of the Transition Application under the Business Corporations Act (British Columbia) | ______ | ______ |
| 11. | To pass a special resolution, subject to the filing of a Notice of Alteration removing the application of the Pre-Existing Company Provisions, the Articles of the Company be altered by deleting and canceling its existing Articles and creating and adopting new Articles | ______ | ______ |
| 12. | To transact such other business as may properly come before the Meeting | ______ | ______ |

**SIGN HERE:** ______________________

**Please Print Name:** ______________________

**Date:** ______________________

**Number of Shares Represented by Proxy:** ______________________

**THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.**

# INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chair of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   ***(a)*** ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;**

**OR**

   ***(b)*** ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

*To be represented at the Meeting voting instructions must be **DEPOSITED** at the office of the Company, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address of the Company is Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6 and its fax number is (604) 669-5886.*

82-4571

# Boss Gold Corp.

(the "Company")

## REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

---

**COMPLETE AND RETURN THIS FORM TO:**

**Boss Gold Corp.**
**501 - 905 West Pender Street**
**Vancouver, BC, V6C 1L6**
(ISIN: CA 10011Q1081)

I wish to receive Annual Financial Statements and MD&A ☐

I wish to receive Interim Financial Statements and MD&A ☐

Dated: ____________________ 2005

______________________________
Signature

**Please indicate your Preferred Method of Communication (check accordingly):**

E-Mail: ☐ Mail: ☐

______________________________
Name – *Please Print*

______________________________
Address

______________________________
City/Prov/State Postal Code

______________________________
Fax Number

______________________________
E-Mail Address

82-4571

**BOSS GOLD CORP.**

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended June 30, 2004

(Unaudited – Prepared by Management)

**BOSS GOLD CORP.**
INTERIM CONSOLIDATED BALANCE SHEETS
June 30, 2004 and December 31, 2003
(Unaudited – Prepared by Management)

| ASSETS | (Unaudited) 2004 | (Audited) 2003 |
|---|---|---|
| Current | | |
| Cash | $ 2,731 | $ 1,570 |
| GST receivable | 13,717 | 13,546 |
| Prepaid expenses | 5,000 | 4,250 |
| | 21,448 | 19,366 |
| Capital assets – Note 3 | 844 | 959 |
| | $ 22,292 | $ 20,325 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable – Note 4 | $ 1,021,696 | $ 929,771 |
| **SHAREHOLDERS' DEFICIENCY** | | |
| Share capital – Note 5 | 3,175,851 | 3,175,851 |
| Contributed surplus | 46,900 | - |
| Deficit | ( 4,222,155) | ( 4,085,297) |
| | ( 999,404) | ( 909,446) |
| | $ 22,292 | $ 20,325 |

APPROVED BY THE DIRECTORS:

*"Douglas Brooks"* ________________, Director *"Irvin Ridd"* ____________________, Director

SEE ACCOMPANYING NOTES

**BOSS GOLD CORP.**
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three and six months ended June 30, 2004 and 2003
(Unaudited – Prepared by Management)

| | Three months ended June 30, 2004 | Three months ended June 30, 2003 | Six months ended June 30, 2004 | Six months ended June 30, 2003 |
|---|---|---|---|---|
| Administrative Expenses | | | | |
| Accounting, audit and legal fees | $ 5,910 | $ 7,191 | $ 11,653 | $ 8,091 |
| Amortization | 58 | 74 | 115 | 147 |
| Interest | 18,061 | 13,377 | 34,719 | 25,954 |
| Management fees | 7,500 | 7,500 | 15,000 | 15,000 |
| Office, rent and miscellaneous | 11,038 | 10,498 | 20,695 | 19,804 |
| Transfer agent and filing fees | 5,586 | 1,533 | 7,784 | 2,927 |
| Net loss before other items | ( 48,153) | ( 40,173) | ( 89,966) | ( 71,923) |
| Other items | | | | |
| Interest income | 8 | - | 8 | - |
| Non-cash compensation – Note 5 | - | - | ( 46,900) | - |
| Net loss for the period | ( 48,145) | ( 40,173) | ( 136,858) | ( 71,923) |
| Deficit, beginning of period | ( 4,174,010) | ( 3,803,736) | ( 4,085,297) | ( 3,771,986) |
| Deficit, end of period | $ ( 4,222,155) | $ ( 3,843,909) | $ ( 4,222,155) | $ ( 3,843,909) |
| Basic and diluted loss per share | $ ( 0.01) | $ ( 0.01) | $ ( 0.04) | $ ( 0.01) |
| Weighted average number of shares outstanding | 3,358,620 | 3,358,620 | 3,358,620 | 3,358,620 |

SEE ACCOMPANYING NOTES

**BOSS GOLD CORP.**
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2004 and 2003
(Unaudited – Prepared by Management)

| | Three months ended June 30, 2004 | Three months ended June 30, 2003 | Six months ended June 30, 2004 | Six months ended June 30, 2003 |
|---|---|---|---|---|
| Operating Activities | | | | |
| Net loss for the period | $ ( 48,145) | $ ( 40,173) | $ ( 136,858) | $ ( 71,923) |
| Add items not involving cash: | | | | |
| Amortization | 58 | 74 | 115 | 147 |
| Non-cash compensation | - | - | 46,900 | - |
| | ( 48,087) | ( 40,099) | ( 89,843) | ( 71,776) |
| Changes in non-cash working capital item related to operations: | | | | |
| GST receivable | 848 | 1,185 | ( 171) | ( 431) |
| Prepaid expenses | ( 750) | 561 | ( 750) | ( 1,125) |
| Accounts payable | 50,348 | 39,409 | 91,925 | 73,600 |
| Increase (decrease) in cash from operating activities | 235 | 1,056 | 1,161 | 268 |
| Cash, beginning of period | 372 | 541 | 1,570 | 1,329 |
| Cash, end of period | $ 2,731 | $ 1,597 | $ 2,731 | $ 1,597 |
| Supplemental disclosure of cash flow information: | | | | |
| Cash paid for: | | | | |
| Interest | $ - | $ - | $ - | $ - |
| Income taxes | $ - | $ - | $ - | $ - |

SEE ACCOMPANYING NOTES

**BOSS GOLD CORP.**
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2003, financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2003, financial statements.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned inactive subsidiary Cora Online Resources Ltd., and its wholly owned inactive subsidiary, Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

(b) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts receivable and accounts payable approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the following annual rates and methods:

| | |
|---|---|
| Computer equipment | 30% declining balance, one-half rate in the year of acquisition |
| Office furniture | 20% declining balance, one-half rate in the year of acquisition |

(d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(e) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

(f) Stock-based Compensation

From time-to-time, the Company grants stock options in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. The Company has adopted the revised requirements of CICA Handbook, Section 3870 on January 1, 2004 whereby the fair value of stock option awards to employees and directors will be recognized as an expense.

Note 3 Capital Assets

| | 2004 | | | 2003 |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net | Net |
| Computer equipment | $ 1,342 | $ 1,086 | $ 256 | $ 366 |
| Office furniture | 1,388 | 800 | 588 | 740 |
| | $ 2,730 | $ 1,886 | $ 844 | $ 1,106 |

Note 4 Related Party Transactions

At June 30, 2004 accounts payable included $246 (2003: $2,000) owed to a director of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

Note 5 Share Capital

Authorized:

100,000,000 common shares without par value

| | 2004 | | 2003 | |
|---|---|---|---|---|
| Issued: | Number | $ | Number | $ |
| Balance, beginning and end of period | 3,358,620 | 3,175,851 | 3,358,620 | 3,175,851 |

During the six months ended June 30, 2004, the Company granted 335,0000 share purchase options, exercisable up to two (2) years, entitling the holder to purchase one common share of the Company's capital stock, at a price of $0.18 per share. These share purchase options were granted in accordance with the TSX policies and regulations.

Following the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation, the Company recorded $46,900 non-cash compensation expense representing a fair value of 335,000 stock options granted during the six months ended June 30, 2004. No share purchase options were exercised during the six months ended June 30, 2004, by directors, officers or employees of the Company.

Note 6 Subsequent event

Subsequent to June 30, 2004 the Company agreed to $198,000 private placement consisting of the issuance of 3,300,000 shares at $0.06 per share. This private placement is subject to acceptance for filing by the TSX Venture Exchange.

# BOSS GOLD CORP.

## Management Discussion and Analysis of Financial Condition and Results of Operations

For the six months ended June 30, 2004, Boss Gold Corp. ("Boss Gold" or the "Company") prepared this management discussion following the requirements of new securities legislation National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This discussion and analysis of the results of operations should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2003, and 2002. This discussion and analysis as of August 12, 2004, provides information on the operations of Boss Gold for the six months period ended June 30, 2004, and subsequent to the period end.

## Overview

The Company is primarily engaged in the acquisition and exploration of resource properties in North America.

### Mineral Properties

*Poker Flats Gold Prospect*

During the year ended December 31, 2003, the Company entered into a Mining Lease Agreement with Option to Purchase (the "Agreement") with Richard R. Redfern, dba RMIC Gold ("Redfern") of Springcreek, Nevada for 100% interest in forty three (43) unpatented mining claims situated in Elko County, Nevada known as Poker Flats Claims. The terms of the Agreement included payment to Redfern of US$10,000 (paid) as an initial lease payment and issuance of 150,000 free trading common shares of the Issuer. Subsequent to December 31, 2003, the parties mutually cancelled the Agreement on April 1, 2004.

### Application of Critical Accounting Policies

*Mineral Properties*

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, at which time costs are amortized on a unit of production basis over economically recoverable reserves. Option payments are credited against mineral property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

*Equipment*

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided over the estimated useful life of the asset using the declining balance basis at an annual rate of 30% for

computer equipment and 20% for office equipment. One-half of the annual rate is used in the year of acquisition.

*Stock-based compensation*

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. The Company has adopted the revised requirements of CICA Handbook, Section 3870 on January 1, 2004 whereby the fair value of stock option awards to employees and directors will be recognized as an expense.

## Selected Financial Information

The following table presents unaudited selected financial information for the six months ended June 30, 2004, and 2003, and for the last three years ended December 31, 2003, 2002 and 2001:

| | Six months ended June 30, 2004 | Six months ended June 30, 2003 | Year ended December 31, 2003 | Year ended December 31, 2002 | Year ended December 31, 2001 |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Revenue | - | - | - | - | - |
| Net loss | ( 136,858) | (31,750) | (313,311) | (170,935) | (121,961) |
| Basic and diluted loss per share | (0.04) | (0.01) | (0.09) | (0.05) | (0.01) |
| Total assets | 22,292 | 10,449 | 20,325 | 8,772 | 23,464 |

## Results of Operations

It is important to note that the Company's net loss for the six months ended June 30, 2004, and years ended December 31, 2003, 2002 and 2001, includes non-cash items, such as non-cash compensation expense and loss on write-down of resource property costs.

Net loss for the six months ended June 30, 2004, was $ 136,858 or $0.04 per share as compared to a loss of $71,923 or $0.01 per share for the six months ended June 30, 2003. A significant item that affected the financial results of the Company and the comparability of these financial results with previous periods is the $46,900 non-cash compensation expense representing a fair value of 335,000 stock options granted during the six months ended June 30, 2004. The Company wrote-down resource property costs of $12,952 (2002: $15,113) during the years ended December 31, 2003 and 2002, resulting in an increase of basic and diluted loss per share to $0.05 in 2002 and $0.09 in 2003.

Boss Gold's operations have not significantly changed during the six months ended June 30, 2004, compared to the period ended June 30, 2003.

**Revenues**

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

**Expenses**

The following table identifies the changes in general and administrative expense for the six-months period ended June 30, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001:

| | Six months ended June 30, 2004 | Six months ended June 30, 2003 | Year ended December 31, 2003 | Year ended December 31, 2002 | Year ended December 31, 2001 |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Accounting and audit | 11,653 | 8,091 | 18,705 | 16,838 | 11,657 |
| Increase (decrease) * | 44 | - | 11.09 | 44.45 | - |
| Amortization | 57 | 147 | 294 | 390 | 499 |
| Increase (decrease) * | (61.23) | - | (24.62) | (21.84) | - |
| Consulting | - | - | - | 1,050 | 4,417 |
| Increase (decrease) * | - | - | N/A | (76.23) | - |
| Transfer agent and filing fees | 7,784 | 2,927 | 10,958 | 10,623 | 5,473 |
| Increase (decrease) * | 165.94 | - | 3.15 | 94.09 | - |
| Interest | 34,719 | 25,954 | 55,973 | 41,448 | 33,175 |
| Increase (decrease) * | 33.77 | - | 35.04 | 24.94 | - |
| Management fees | 15,000 | 15,000 | 30,000 | 30,000 | 30,000 |
| Increase (decrease) * | 0 | - | 0 | 0 | - |
| Office, rent and general | 20,695 | 19,804 | 44,094 | 48,174 | 26,885 |
| Increase (decrease) * | 4.50 | - | (8.47) | (79.18) | |
| Non-cash compensation | 46,900 | - | - | - | - |
| Increase (decrease) * | N/A | - | - | - | |

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

During the six months ended June 30, 2004, the Company incurred accounting and audit fees of $11,653 (2003: $8,091), transfer agent and filing fees of $7,784 (2003: $2,927), interest expense of $34,719 (2003: $25,954) and non-cash compensation expense of $46,900 (2003: $Nil).

## Summary of Quarterly Results

The following table presents unaudited selected financial information for each of the last eight quarters ended June 30, 2004:

| | Year ended December 31, 2004 | | Year ended December 31, 2003 | | | | Year ended December 31, 2002 | |
|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q1 | Q2 | Q3 | Q4 | Q3 | Q4 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenue | - | - | - | - | - | - | - | - |
| Net loss | (88,713) | (48,145) | (31,750) | (40,173) | (39,192) | (202,196) | (47,159) | (22,448) |
| Basic/diluted loss per share | (0.03) | (0.01) | (0.00) | (0.03) | (0.01) | (0.06) | (0.00) | (0.01) |

## Liquidity and Capital Resources

At June 30, 2004, the Company had a working capital deficiency of $1,000,248 (2003: $669,164).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company was unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Company may not be able to satisfy all its obligations.

At the end of the second quarter, we had cash on hand of $2,731 (December 31, 2003: $1,570). Our liabilities at the same date totalled $1,021,696 (December 31, 2003: $929,771).

## Related Party Transactions

At June 30, 2004, accounts payable included $246 (2003: $2,000) owed to a director of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

## Risks and Uncertainties

Boss Gold will continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of the new acquisitions and development of resource properties and, strength of the equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

## Forward-Looking Statements

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-4571

**BOSS GOLD CORP.**

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

for the nine months ended September 30, 2004

(Unaudited – Prepared by Management)

**BOSS GOLD CORP.**

September 30, 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

**BOSS GOLD CORP.**
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)

| **ASSETS** | (Unaudited) September 30, 2004 | (Audited) December 31, 2003 |
|---|---|---|
| Current | | |
| Cash | $ 2,121 | $ 1,570 |
| GST receivable | 1,671 | 13,546 |
| Prepaid expenses | 5,000 | 4,250 |
| | 8,792 | 19,366 |
| Capital assets – Note 3 | 786 | 959 |
| | $ 9,578 | $ 20,325 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable – Note 4 | $ 1,062,902 | $ 929,771 |
| **SHAREHOLDERS' DEFICIENCY** | | |
| Share capital – Note 5 | 3,175,851 | 3,175,851 |
| Contributed surplus | 46,900 | - |
| Deficit | ( 4,276,075) | ( 4,085,297) |
| | ( 1,053,324) | ( 909,446) |
| | $ 9,578 | $ 20,325 |

APPROVED BY THE DIRECTORS:

*"Raymond Roland"* , Director *"Irvin Ridd"* , Director

SEE ACCOMPANYING NOTES

**BOSS GOLD CORP.**
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three and nine months ended September 30, 2004 and 2003
(Unaudited – Prepared by Management)

| | Three months ended September 30, 2004 | Three months ended September 30, 2003 | Nine months ended September 30, 2004 | Nine months ended September 30, 2003 |
|---|---|---|---|---|
| Administrative Expenses | | | | |
| Accounting, audit and legal fees | $ 2,500 | $ 3,299 | $ 14,153 | $ 11,390 |
| Amortization | 58 | 73 | 173 | 220 |
| Interest | 27,773 | 14,514 | 62,492 | 40,468 |
| Management fees | 7,500 | 7,500 | 22,500 | 22,500 |
| Office, rent and miscellaneous | 13,523 | 10,191 | 34,218 | 29,995 |
| Transfer agent and filing fees | 2,570 | 3,615 | 10,354 | 6,542 |
| Net loss before other items | ( 53,924) | ( 39,192) | ( 143,890) | ( 111,115) |
| Other items | | | | |
| Interest income | 4 | - | 12 | - |
| Non-cash compensation – Note 5 | - | - | ( 46,900) | - |
| Net loss for the period | ( 53,920) | ( 39,192) | ( 190,778) | ( 111,115) |
| Deficit, beginning of period | ( 4,222,155) | ( 3,843,909) | ( 4,085,297) | ( 3,771,986) |
| Deficit, end of period | $ ( 4,276,075) | $ ( 3,883,101) | $ ( 4,276,075) | $ ( 3,883,101) |
| Basic and diluted loss per share | $ ( 0.016) | $ ( 0.004) | $ ( 0.057) | $ ( 0.011) |
| Weighted average number of shares outstanding | 3,358,620 | 3,358,620 | 3,358,620 | 3,358,620 |

SEE ACCOMPANYING NOTES

**BOSS GOLD CORP.**
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2004 and 2003
(Unaudited – Prepared by Management)

| | Three months ended September 30, 2004 | Three months ended September 30, 2003 | Nine months ended September 30, 2004 | Nine months ended September 30, 2003 |
|---|---|---|---|---|
| Operating Activities | | | | |
| Net loss for the period | $ ( 53,920) | $ ( 39,192) | $ ( 190,778) | $ ( 111,115) |
| Add items not involving cash: | | | | |
| Amortization | 58 | 73 | 173 | 220 |
| Non-cash compensation | - | - | 46,900 | - |
| | ( 53,862) | ( 39,119) | ( 143,705) | ( 110,895) |
| Changes in non-cash working capital item related to operations: | | | | |
| GST receivable | 12,046 | ( 1,420) | 11,875 | ( 1,851) |
| Prepaid expenses | - | 562 | ( 750) | ( 563) |
| Accounts payable | 41,206 | 40,540 | 133,131 | 114,140 |
| Increase (decrease) in cash from operating activities | ( 610) | 563 | 551 | 831 |
| Cash, beginning of period | 2,731 | 1,597 | 1,570 | 1,329 |
| Cash, end of period | $ 2,121 | $ 2,160 | $ 2,121 | $ 2,160 |
| Supplemental disclosure of cash flow information: | | | | |
| Cash paid for: | | | | |
| Interest | $ - | $ - | $ - | $ - |
| Income taxes | $ - | $ - | $ - | $ - |

SEE ACCOMPANYING NOTES

**BOSS GOLD CORP.**
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2004
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2003, financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2003, financial statements.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned inactive subsidiary Cora Online Resources Ltd., and its wholly owned inactive subsidiary, Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

(b) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts receivable and accounts payable approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the following annual rates and methods:

| | |
|---|---|
| Computer equipment | 30% declining balance, one-half rate in the year of acquisition |
| Office furniture | 20% declining balance, one-half rate in the year of acquisition |

(d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(e) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

(f) Stock-based Compensation

From time-to-time, the Company grants stock options in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. The Company has adopted the revised requirements of CICA Handbook, Section 3870 on January 1, 2004 whereby the fair value of stock option awards to employees and directors will be recognized as an expense.

Note 3 Capital Assets

| | September 30, 2004 | | | 2003 |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net | Net |
| Computer equipment | $ 1,342 | $ 1,109 | $ 233 | $ 333 |
| Office furniture | 1,388 | 835 | 553 | 699 |
| | $ 2,730 | $ 1,944 | $ 786 | $ 1,032 |

Note 4 Related Party Transactions

At September 30, 2004 accounts payable included $246 (2003: $2,000) owed to a director of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

Note 5 Share Capital

Authorized:

100,000,000 common shares without par value

| | 2004 | | 2003 | |
|---|---|---|---|---|
| Issued: | Number | $ | Number | $ |
| Balance, beginning and end of period | 3,358,620 | 3,175,851 | 3,358,620 | 3,175,851 |

During the nine months ended September 30, 2004, the Company granted 335,0000 share purchase options, exercisable up to two (2) years, entitling the holder to purchase one common share of the Company's capital stock, at a price of $0.18 per share. These share purchase options were granted in accordance with the TSX policies and regulations.

During the nine months ended September 30, 2004 the Company agreed to $198,000 private placement consisting of the issuance of 3,300,000 shares at $0.06 per share. This private placement was accepted for filing by the TSX Venture Exchange.

Following the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation, the Company recorded $46,900 non-cash compensation expense representing a fair value of 335,000 stock options granted during the nine months ended September 30, 2004. No share purchase options were exercised during the nine months ended September 30, 2004, by directors, officers or employees of the Company.

# BOSS GOLD CORP.

## Management Discussion and Analysis of Financial Condition and Results of Operations

**NOVEMBER 26, 2004**

For the nine months ended September 30, 2004, Boss Gold Corp. ("Boss Gold" or the "Company") prepared this management discussion following the requirements of new securities legislation National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This discussion and analysis of the results of operations should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2003, and 2002. This discussion and analysis as of November 26, 2004, provides information on the operations of Boss Gold for the nine months period ended September 30, 2004, and subsequent to the period end.

**FORWARD LOOKING STATEMENTS**

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

**OVERVIEW**

The Company is primarily engaged in the acquisition and exploration of resource properties in North America.

**Mineral Properties**

*Poker Flats Gold Prospect*

During the year ended December 31, 2003, the Company entered into a Mining Lease Agreement with Option to Purchase (the "Agreement") with Richard R. Redfern, dba RMIC Gold ("Redfern") of Springcreek, Nevada for 100% interest in forty three (43) unpatented mining claims situated in Elko County, Nevada known as Poker Flats Claims. The terms of the Agreement included payment to Redfern of US$10,000 (paid) as an initial lease payment and issuance of 150,000 free trading common shares of the Issuer. Subsequent to December 31, 2003, the parties mutually cancelled the Agreement on April 1, 2004.

**APPLICATION OF CRITICAL ACCOUNTING POLICIES**

*Mineral Properties*
Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, at which time costs are amortized on a unit of production basis over economically recoverable reserves. Option payments are credited against mineral property costs when received. No gain or loss on

disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

*Equipment*
Equipment is recorded at cost less accumulated depreciation. Depreciation is provided over the estimated useful life of the asset using the declining balance basis at an annual rate of 30% for computer equipment and 20% for office equipment. One-half of the annual rate is used in the year of acquisition.

*Stock-based compensation*
Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. The Company has adopted the revised requirements of CICA Handbook, Section 3870 on January 1, 2004 whereby the fair value of stock option awards to employees and directors will be recognized as an expense.

## SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial information for the nine months ended September 30, 2004, and 2003, and for the last three years ended December 31, 2003, 2002 and 2001:

| | Nine months ended September 30, 2004 | Nine months ended September 30, 2003 | Year ended December 31, 2003 | Year ended December 31, 2002 | Year ended December 31, 2001 |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Revenue | - | - | - | - | - |
| Net loss | ( 190,778) | (111,115) | (313,311) | (170,935) | (121,961) |
| Basic and diluted loss per share | (0.057) | (0.011) | (0.09) | (0.05) | (0.01) |
| Total assets | 9,578 | 11,796 | 20,325 | 8,772 | 23,464 |

For the nine months ended September 30, 2004 the net loss was $190,778 or $0.057 per share compared to the net loss of $111,115 or $0.011 per share (71% increase) for the comparable period in 2003. For the year ended December 31, 2003 the net loss was $313,311 or $0.09 per share compared to the net loss of $170,935 or $0.05 per share for the comparable year ended December 31, 2002. The increase in the net loss was primarily due to the increase of $130,487 in legal fees. The Company wrote-down resource property costs of $12,952 (2002: $15,113) during the years ended December 31, 2003 and 2002, resulting in an increase of basic and diluted loss per share to $0.05 in 2002 and $0.09 in 2003.

## RESULTS OF OPERATIONS

Current Quarter

During the three months ended September 30, 2004 the Company incurred $2,500 (2003: $3,299) in professional fees, $27,773 (2003: $14,514) in interest charges, $7,500 (2003: $7,500) in management fees, $13,523 (2003: $10,191) in office, rent and miscellaneous expenses, $2,570 (2003: $3,615) in transfer agent and filing fees.

During the three months ended September 30, 2004 the Company agreed to $198,000 private placement consisting of the issuance of 3,300,000 shares at $0.06 per share. This private placement was accepted for

filing by the TSX Venture Exchange in July 2004. The proceeds of the private placement will be used to pay off debt, for general working capital and for the property acquisition purposes.

*Year-to-date*

It is important to note that the Company's net loss for the nine months ended September 30, 2004, and years ended December 31, 2003, 2002 and 2001, includes non-cash items, such as non-cash compensation expense and loss on write-down of resource property costs.

Net loss for the nine months ended September 30, 2004, was $ 190,778 or $0.057 per share as compared to a loss of $111,115 or $0.011 per share for the nine months ended September 30, 2003. A significant item that affected the financial results of the Company and the comparability of these financial results with previous periods is the $46,900 non-cash compensation expense representing a fair value of 335,000 stock options granted during the nine months ended September 30, 2004.

Boss Gold's operations have not significantly changed during the nine months ended September 30, 2004, compared to the nine-month period ended September 30, 2003.

**REVENUES**

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

**EXPENSES**

The following table identifies the changes in general and administrative expense for the nine-months period ended September 30, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001:

| | Nine months ended September 30, 2004 | Nine months ended September 30, 2003 | Year ended December 31, 2003 | Year ended December 31, 2002 | Year ended December 31, 2001 |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Accounting and audit | 14,153 | 11,390 | 18,705 | 16,838 | 11,657 |
| Increase (decrease) * | 24.26 | - | 11.09 | 44.45 | - |
| Amortization | 173 | 220 | 294 | 390 | 499 |
| Increase (decrease) * | (21.36) | - | (24.62) | (21.84) | - |
| Consulting | - | - | - | 1,050 | 4,417 |
| Increase (decrease) * | - | - | N/A | (76.23) | - |
| Transfer agent and filing fees | 10,354 | 6,542 | 10,958 | 10,623 | 5,473 |
| Increase (decrease) * | 58.27 | - | 3.15 | 94.09 | - |
| Interest | 62,492 | 40,468 | 55,973 | 41,448 | 33,175 |
| Increase (decrease) * | 54.42 | - | 35.04 | 24.94 | - |
| Management fees | 15,000 | 15,000 | 30,000 | 30,000 | 30,000 |
| Increase (decrease) * | 0 | - | 0 | 0 | - |
| Office, rent and general | 34,218 | 29,995 | 44,094 | 48,174 | 26,885 |
| Increase (decrease) * | 14.08 | - | (8.47) | (79.18) | |
| Non-cash compensation | 46,900 | - | - | - | - |
| Increase (decrease) * | N/A | - | - | - | |

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

During the nine months ended September 30, 2004, the Company incurred accounting and audit fees of $14,153 (2003: $11,390), transfer agent and filing fees of $10,354 (2003: $6,542), interest expense of $62,492 (2003: $40,468), management fees of $22,500 (2003: $22,500) and non-cash compensation expense of $46,900 (2003: $Nil). The Company recorded amortization expense of $173 (2003: $220) during the nine months ended September 30, 2004.

## SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

| | Year ended December 31, 2004 | | | Year ended December 31, 2003 | | | | Year ended December 31, 2002 |
|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q1 | Q2 | Q3 | Q4 | Q4 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenue | - | - | - | - | - | - | - | - |
| Net loss | (88,713) | (48,145) | (53,920) | (31,750) | (40,173) | (39,192) | (202,196) | (22,448) |
| Basic/diluted loss per share | (0.03) | (0.01) | (0.01) | (0.00) | (0.03) | (0.01) | (0.06) | (0.01) |

During the quarter ended September 30, 2004 the Company incurred $2,500 (2003: $3,299) in professional fees, $27,773 (2003: $14,514) in interest charges, $7,500 (2003: $7,500) in management fees, $13,523 (2003: $10,191) in office, rent and miscellaneous expenses, $2,570 (2003: $3,615) in transfer agent and filing fees.

## LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2004, the Company had a working capital deficiency of $1,054,110 (2003: $708,282).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company was unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Company may not be able to satisfy all its obligations.

At the end of the third quarter, we had cash on hand of $2,121 (December 31, 2003: $1,570). Our liabilities at the same date totalled $1,062,902 (December 31, 2003: $929,771).

**SHARE CAPITAL**

Authorized:

100,000,000 common shares without par value

| | September 30, and November 26, 2004 | | September 30, 2003 | |
|---|---|---|---|---|
| Issued: | Number | $ | Number | $ |
| Balance, beginning and end of period and November 26, 2004 | 3,358,620 | 3,175,851 | 3,358,620 | 3,175,851 |

During the nine months ended September 30, 2004, the Company granted 335,0000 share purchase options, exercisable up to two (2) years, entitling the holder to purchase one common share of the Company's capital stock, at a price of $0.18 per share. These share purchase options were granted in accordance with the TSX policies and regulations.

During the nine months ended September 30, 2004 the Company agreed to $198,000 private placement consisting of the issuance of 3,300,000 shares at $0.06 per share. This private placement was accepted for filing by the TSX Venture Exchange.

Following the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation, the Company recorded $46,900 non-cash compensation expense representing a fair value of 335,000 stock options granted during the nine months ended September 30, 2004. No share purchase options were exercised during the nine months ended September 30, 2004, by directors, officers or employees of the Company.

**RELATED PARTIES TRANSACTIONS**

At September 30, 2004, accounts payable included $246 (2003: $2,000) owed to a director of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

**RISKS AND UNCERTAINTIES**

Boss Gold will continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of the new acquisitions and development of resource properties and, strength of the equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

82-4571

**BOSS GOLD CORP.**

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

for the three months ended March 31, 2005

(Unaudited – Prepared by Management)

# BOSS GOLD CORP.

March 31, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

**BOSS GOLD CORP.**
INTERIM CONSOLIDATED BALANCE SHEETS

| ASSETS | (Unaudited) March 31, 2005 | (Audited) December 31, 2004 |
|---|---|---|
| Current | | |
| Cash | $ 198,067 | $ 1,274 |
| GST receivable | 6,280 | 4,712 |
| Prepaid expenses | - | 1,250 |
| | 204,347 | 7,236 |
| Capital assets – Note 2 | 680 | 737 |
| | $ 205,027 | $ 7,973 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable – Note 3 | $ 1,224,415 | $ 1,167,391 |
| **SHAREHOLDERS' DEFICIENCY** | | |
| Share capital – Note 4 | 3,373,851 | 3,175,851 |
| Contributed surplus | 46,900 | 46,900 |
| Deficit | ( 4,440,139) | ( 4,382,169) |
| | ( 1,019,388) | ( 1,159,418) |
| | $ 205,027 | $ 7,973 |

APPROVED BY THE DIRECTORS:

*"Douglas Brooks"* Director *"Kevin Addie"* Director

SEE ACCOMPANYING NOTES

**BOSS GOLD CORP.**

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

for the three months ended March 31, 2005 and 2004

(Unaudited – Prepared by Management)

| | 2005 | 2004 |
|---|---|---|
| Administrative Expenses | | |
| Accounting, audit and legal fees | $ 3,200 | $ 5,743 |
| Amortization | 57 | 57 |
| Interest | 30,893 | 16,658 |
| Management fees | 7,500 | 7,500 |
| Office, rent and miscellaneous | 12,949 | 9,657 |
| Transfer agent and filing fees | 3,371 | 2,198 |
| Non-cash compensation | - | 46,900 |
| Net loss for the period | ( 57,970) | ( 88,713) |
| Deficit, beginning of period | ( 4,382,169) | ( 4,085,297) |
| Deficit, end of period | $ ( 4,440,139) | $ ( 4,174,010) |
| Basic and diluted loss per share | $ ( 0.00) | $ ( 0.00) |
| Weighted average number of shares outstanding | 5,668,620 | 3,358,620 |

SEE ACCOMPANYING NOTES

**BOSS GOLD CORP.**

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended March 31, 2005 and 2004

(Unaudited – Prepared by Management)

| | 2005 | 2004 |
|---|---|---|
| Operating Activities | | |
| Net loss for the period | $ ( 57,970) | $ ( 88,713) |
| Add items not involving cash: | | |
| Amortization | 57 | 57 |
| Non-cash compensation | - | 46,900 |
| | ( 57,913) | ( 41,756) |
| Changes in non-cash working capital item related to operations: | | |
| GST receivable | ( 1,568) | ( 1,019) |
| Prepaid expenses | 1,250 | - |
| Accounts payable | 57,024 | 41,577 |
| Increase (decrease) in cash from operating activities | ( 1,207) | ( 1,198) |
| Financing Activities | | |
| Issuance of common shares for cash | 198,000 | - |
| Increase (decrease) in cash during the period | 196,793 | ( 1,198) |
| Cash, beginning of period | 1,274 | 1,570 |
| Cash, end of period | $ 198,067 | $ 372 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for: | | |
| Interest | $ - | $ - |
| Income taxes | $ - | $ - |

SEE ACCOMPANYING NOTES

**BOSS GOLD CORP.**
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2004 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2004 financial statements.

Note 2 Capital Assets

| | March 31, 2005 | | | March 31, 2004 |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net | Net |
| Computer equipment | $ 1,342 | $ 1,154 | $ 188 | $ 279 |
| Office furniture | 1,388 | 896 | 492 | 623 |
| | $ 2,730 | $ 2,050 | $ 680 | $ 902 |

Note 3 Related Party Transactions

At March 31, 2005 accounts payable included $6,819 (2004: $246) owed to a director of the Company and a private company controlled by a director of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

Note 4 Share Capital

Authorized:

100,000,000 common shares without par value

| | 2005 | | 2004 | |
|---|---|---|---|---|
| Issued: | Number | $ | Number | $ |
| Balance, beginning of period | 3,358,620 | 3,175,851 | 3,358,620 | 3,175,851 |
| Issued for cash | 3,300,000 | 198,000 | - | - |
| | 6,658,620 | 3,373,851 | 3,358,620 | 3,175,851 |

Note 4 Share Capital

During the three months ended March 31, 2005, the Company issued 3,300,000 common shares at $0.06 per share pursuant to a private placement for proceeds of $198,000. Included in this private placement was 166,667 common shares issued to directors of the Company.

Commitments:

Stock-based Compensation Plan

Share purchase options are granted with an exercise price equal to the market price of the Company's shares on the date of the grant and vest when granted. During the year ended December 31, 2004, the Company granted directors and officers share purchase options to purchase 335,000 common shares at $0.18 per share until January 14, 2006.

A summary of the Company's share purchase options outstanding is as follows:

| | March 31, 2005 | | March 31, 2004 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding, beginning of the period | 335,000 | $0.18 | - | $ - |
| Granted | - | | 335,000 | $0.18 |
| Outstanding and exercisable, end of the period | 335,000 | $0.18 | 335,000 | $0.18 |

# BOSS GOLD CORP.

## Management Discussion and Analysis of Financial Condition and Results of Operations

**MAY 30, 2005**

For the three months ended March 31, 2005, Boss Gold Corp. ("Boss Gold" or the "Company") prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This discussion and analysis of the results of operations should be read in conjunction with the audited financial statements and accompanying notes for the year ended December 31, 2004. This discussion and analysis as of May 30, 2005, provides information on the operations of Boss Gold for the three-month period ended March 31, 2005, and subsequent to the period end.

### FORWARD LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

### OVERVIEW

The Company is primarily engaged in the acquisition and exploration of resource properties in North America.

**Mineral Properties**

*Poker Flats Gold Prospect*

During the year ended December 31, 2003, the Company entered into a Mining Lease Agreement with Option to Purchase (the "Agreement") with Richard R. Redfern, dba RMIC Gold ("Redfern") of Springcreek, Nevada for 100% interest in forty three (43) unpatented mining claims situated in Elko County, Nevada known as Poker Flats Claims. The terms of the Agreement included payment to Redfern of US$10,000 (paid) as an initial lease payment and issuance of 150,000 free trading common shares of the Company. On April 1, 2004 the Company cancelled the agreement by way of a quit-claim deed and wrote-off the resource property costs of $12,952 effective December 31, 2003.

### APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

*Stock-based compensation*

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the

### APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES – Cont'd

consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to non-employees followed this method and options granted to directors, officers and employees were not expensed.

The Company has adopted the new policy on a retroactive basis. No restatement of prior periods was required as no share purchase options were granted during the period January 1, 2002 to December 31, 2003. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

### SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the three months ended March 31, 2005, and 2004, and for the years ended December 31, 2004, 2003, and 2002:

| | Three Months ended March 31, 2005 | Three Months ended March 31, 2004 | Year ended December 31, 2004 | Year ended December 31, 2003 | Year ended December 31, 2002 |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Revenue | - | - | - | - | - |
| Net loss | (57,970) | (88,713) | (296,872) | (313,311) | (170,935) |
| Basic and diluted loss per share | (0.01) | (0.03) | (0.09) | (0.09) | (0.05) |
| Total assets | 205,0272 | 0,089 | 7,973 | 20,325 | 8,772 |

For the three months ended March 31, 2005 the net loss was $57,970 or $0.01 per share compared to the net loss of $88,713 or $0.03 per share (34.65% decrease) in 2004. The decrease in the net loss was primarily due to the decrease of $2,543 in legal fees and $46,900 in stock based compensation expense, which was offset by increase of $14,235 in interest charges and $3,292 office, rent and miscellaneous expenditures.

For the year ended December 31, 2004 the net loss was $296,872 or $0.09 per share compared to the net loss of $313,311 or $0.09 per share (5.25% decrease) in 2004. The decrease in the net loss was primarily due to the decrease of $94,342 in legal fees, which was offset by increase of $41,035 in interest charges and $46,900 stock based compensation expense recorded by the Company in 2004.

For the year ended December 31, 2003 the net loss was $313,311 or $0.09 per share compared to the net loss of $170,935 or $0.05 per share for the comparable year ended December 31, 2002.

# BOSS GOLD CORP.

## Management Discussion and Analysis of Financial Condition and Results of Operations

### RESULTS OF OPERATIONS

*Current quarter and Year-to-date*

During the three months ended March 31, 2005 the Company incurred $3,200 (2004: $5,743) in professional fees, $57 (2004: $57) in amortization charges, $3,371 (2004: $2,198) in transfer agent and filing fees, $30,893 (2004: $16,658) in interest charges, $7,500 (2004: $7,500) in management fees, $12,949 (2004: $9,657) in office costs, $Nil (2004: $46,900) in stock based compensation expense.

During 2004 the Company agreed to $198,000 private placement consisting of the issuance of 3,300,000 shares at $0.06 per share. During the three months ended March 31, 2005, the Company issued 3,300,000 common shares at $0.06 per share pursuant to a private placement for proceeds of $198,000. Included in this private placement was 166,667 common shares issued to directors of the Company. The proceeds of the private placement will be used to pay off debt, for general working capital and for property acquisition purposes.

Net loss for the three months ended March 31, 2005, was $ 57,970 or $0.01 per share as compared to a loss of $88,713 or $0.03 per share for the same period in 2004. A significant item that affected the financial results of the Company and the comparability of these financial results with previous year is the $46,900 non-cash compensation expense representing a fair value of 335,000 stock options granted during the three months ended March 31, 2004.

Boss Gold's operations have not significantly changed during the three months ended March 31, 2005, compared to the same period in 2004.

### REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

### EXPENSES

The following table identifies the changes in general and administrative expenses for the three months ended March 31, 2005, and 2004, and for the years ended December 31, 2004, 2003 and 2002:

| | Three Months ended March 31, 2005 | Three Months ended March 31, 2004 | Year ended December 31, 2004 | Year ended December 31, 2003 | Year ended December 31, 2002 |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Accounting, audit and legal | 3,200 | 5,743 | 17,660 | 18,705 | 16,838 |
| Increase (decrease) * | (44.28) | - | (5.59) | 11.09 | 44.45 |
| Amortization | 57 | 57 | 222 | 294 | 390 |
| Increase (decrease) * | - | - | (24.49) | (24.62) | (21.84) |
| Consulting | - | - | - | - | 1,050 |
| Increase (decrease) * | - | - | - | N/A | (76.23) |
| Transfer agent and filing fees | 3,371 | 2,198 | 11,793 | 10,958 | 10,623 |

Cont'd...

**EXPENSES – Cont'd**

| | Three Months ended March 31, 2005 | Three Months ended March 31, 2004 | Year ended December 31, 2004 | Year ended December 31, 2003 | Year ended December 31, 2002 |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Increase (decrease) * | 53.37 | - | 7.62 | 3.15 | 94.09 |
| Interest | 30,893 | 16,658 | 97,008 | 55,973 | 41,448 |
| Increase (decrease) * | 85.45 | - | 73.31 | 35.04 | 24.94 |
| Management fees | 7,500 | 7,500 | 30,000 | 30,000 | 30,000 |
| Increase (decrease) * | - | - | - | - | - |
| Office, rent and general | 12,949 | 9,657 | 47,296 | 44,094 | 48,174 |
| Increase (decrease) * | 34.09 | - | 7.26 | (8.47) | (79.18) |
| Non-cash compensation | - | 46,900 | 46,900 | - | - |
| Increase (decrease) * | N/A | - | N/A | - | - |

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

During the three months ended March 31, 2005 the Company incurred $3,200 (2004: $5,743) in professional fees, $57 (2004: $57) in amortization charges, $3,371 (2004: $2,198) in transfer agent and filing fees, $30,893 (2004: $16,658) in interest charges, $7,500 (2004: $7,500) in management fees, $12,949 (2004: $9,657) in office costs, $Nil (2004: $46,900) in stock based compensation expense.

During the year ended December 31, 2004 the Company incurred $17,660 (2003: $18,705) in accounting and audit fees, $222 (2003: $294) in amortization charges, $8,157 (2003: $5,567) in filing fees, $97,008 (2003: $55,973) in interest charges, $45,993 (2003: $140,335) in legal fees, $30,000 (2003: $30,000) in management fees, $10,096 (2003: $6,387) in office costs, $36,000 (2003: $36,000) in rent, $1,200 ($1,707) in telephone and internet costs, and $3,636 (2003: $5,391) in transfer agent fees. In addition the Company recorded $46,900 non-cash compensation expense representing a fair value of 335,000 stock options granted during the year ended December 31, 2004.

**SUMMARY OF QUARTERLY RESULTS**

The following table presents unaudited selected financial information for each of the last eight quarters:

| | Year ended December 31, 2005 | Year ended December 31, 2004 | | | | Year ended December 31, 2003 | | |
|---|---|---|---|---|---|---|---|---|
| | Q1 | Q1 | Q2 | Q3 | Q4 | Q2 | Q3 | Q4 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenue | - | - | - | - | - | - | - | - |
| Net loss | (57,970) | (88,713) | (48,145) | (53,920) | (106,094) | (40,173) | (39,192) | (202,196) |
| Basic/diluted loss per share | (0.01) | (0.03) | (0.01) | (0.01) | (0.03) | (0.03) | (0.01) | (0.06) |

# BOSS GOLD CORP.

## Management Discussion and Analysis of Financial Condition and Results of Operations

### SUMMARY OF QUARTERLY RESULTS – Cont'd

During the quarter ended March 31, 2005 the Company incurred $3,200 (2004: $5,743) in professional fees, $57 (2004: $57) in amortization charges, $3,371 (2004: $2,198) in transfer agent and filing fees, $30,893 (2004: $16,658) in interest charges, $7,500 (2004: $7,500) in management fees, $12,949 (2004: $9,657) in office costs, $Nil (2004: $46,900) in stock based compensation expense.

### LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2005, the Company had a working capital deficiency of $1,020,068 (December 31, 2004: $1,160,155).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. During 2004 the Company agreed to $198,000 private placement consisting of the issuance of 3,300,000 shares at $0.06 per share. During the quarter ended March 31, 2005, the Company closed this private placement and issued 3,300,000 common shares at $0.06 per share pursuant to a private placement for proceeds of $198,000. The proceeds of the private placement will be used to pay off debt, for general working capital and for the property acquisition purposes.

At the end of the quarter, we had cash on hand of $198,067 (2004: $372). Our liabilities at the same date totalled $1,224,415 (2004: $971,348).

The Company does not have any off-balance sheet arrangements.

### SHARE CAPITAL

a) Authorized:

100,000,000 common shares without par value

b) Issued:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Number | Amount | Number | Amount |
| Balance, beginning of the year | 3,358,620 | $3,175,851 | 10,075,864 | $ 3,175,851 |
| Consolidation – 3 for 1 | - | - | (6,717,244) | - |
| Balance, end of the year | 3,358,620 | $3,175,851 | 3,358,620 | $ 3,175,851 |
| Year 2005 | | | | |
| Issued for cash – at $0.06 | 3,300,000 | 198,000 | | |
| Balance, March 31, 2005 and May 30, 2005 | 6,658,620 | $3,373,851 | | |

On November 19, 2003, the Company consolidated its share capital on a 3 old for 1 new basis.

## SHARE CAPITAL – Cont'd

c) Commitments:

Stock-based Compensation Plan

Share purchase options are granted with an exercise price equal to the market price of the Company's shares on the date of the grant and vest when granted. At March 31, 2005, and December 31, 2004, the Company granted directors and officers share purchase options to purchase 335,000 common shares at $0.18 per share until January 14, 2006.

A summary of the Company's share purchase options outstanding is as follows:

| | Years ended December 31, | | | |
|---|---|---|---|---|
| | 2004 | | 2003 | |
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding, beginning of the year | - | $ - | - | $ - |
| Granted | 335,000 | $0.18 | - | - |
| Outstanding and exercisable, end of the year and March 31, 2005 | 335,000 | $0.18 | - | $ - |

## RELATED PARTY TRANSACTIONS

At March 31, 2005 accounts payable included $6,819 (2004: $246) owed to a director of the Company and a private company controlled by a director of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

## RISKS AND UNCERTAINTIES

Boss Gold will continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of the new acquisitions and development of resource properties and, strength of the equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

82-4571

# BOSS GOLD CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005
(Unaudited – Prepared by Management)

# BOSS GOLD CORP.

June 30, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

**BOSS GOLD CORP.**

INTERIM CONSOLIDATED BALANCE SHEETS

| **ASSETS** | (Unaudited) June 30, 2005 | (Audited) December 31, 2004 |
| --- | --- | --- |
| Current | | |
| Cash | $ 418 | $ 1,274 |
| GST receivable | 5,445 | 4,712 |
| Prepaid expenses | 1,250 | 1,250 |
| | 7,113 | 7,236 |
| Capital assets – Note 2 | 622 | 737 |
| | $ 7,735 | $ 7,973 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable – Note 3 | $ 1,096,193 | $ 1,167,391 |
| **SHAREHOLDERS' DEFICIENCY** | | |
| Share capital – Note 4 | 3,373,851 | 3,175,851 |
| Contributed surplus | 46,900 | 46,900 |
| Deficit | ( 4,509,209) | ( 4,382,169) |
| | ( 1,088,458) | ( 1,159,418) |
| | $ 7,735 | $ 7,973 |

APPROVED BY THE DIRECTORS:

*"Douglas B. Brooks"* Director *"Leeta Drinovz"* Director

SEE ACCOMPANYING NOTES

**BOSS GOLD CORP.**

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three months and six months ended June 30, 2005 and 2004
(Unaudited – Prepared by Management)

| | Three months ended June 30, 2005 | Three months ended June 30, 2004 | Six months ended June 30, 2005 | Six months ended June 30, 2004 |
|---|---|---|---|---|
| Administrative Expenses | | | | |
| Accounting, audit and legal fees | $ 9,825 | $ 5,910 | $ 13,025 | $ 11,653 |
| Amortization | 58 | 58 | 115 | 115 |
| Interest | 32,717 | 18,061 | 63,610 | 34,719 |
| Management fees | 7,500 | 7,500 | 15,000 | 15,000 |
| Office, rent and miscellaneous | 13,947 | 11,038 | 26,896 | 20,695 |
| Transfer agent and filing fees | 5,023 | 5,586 | 8,394 | 7,784 |
| Net loss before other items | ( 69,070) | ( 48,153) | ( 127,040) | ( 89,966) |
| Other items | | | | |
| Interest income | - | 8 | - | 8 |
| Non-cash compensation – Note 5 | - | - | - | ( 46,900) |
| Net loss for the period | ( 69,070) | ( 48,145) | ( 127,040) | ( 136,858) |
| Deficit, beginning of period | ( 4,440,139) | ( 4,174,010) | ( 4,382,169) | ( 4,085,297) |
| Deficit, end of period | $ ( 4,509,209) | $ ( 4,222,155) | $ ( 4,509,209) | $ ( 4,222,155) |
| Basic and diluted loss per share | $ ( 0.01) | $ ( 0.01) | $ ( 0.02) | $ ( 0.04) |
| Weighted average number of shares outstanding | 6,658,620 | 3,358,620 | 6,166,355 | 3,358,620 |

SEE ACCOMPANYING NOTES

**BOSS GOLD CORP.**

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months and six months ended June 30, 2005 and 2004
(Unaudited – Prepared by Management)

| | Three months ended June 30, 2005 | Three months ended June 30, 2004 | Six months ended June 30, 2005 | Six months ended June 30, 2004 |
|---|---|---|---|---|
| Operating Activities | | | | |
| Net loss for the period | $ ( 69,070) | $ ( 48,145) | $ ( 127,040) | $ ( 136,858) |
| Add items not involving cash: | | | | |
| Amortization | 58 | 58 | 115 | 115 |
| Non-cash compensation | - | - | - | 46,900 |
| | ( 69,012) | ( 48,087) | ( 126,925) | ( 89,843) |
| Changes in non-cash working capital items related to operations: | | | | |
| GST receivable | 835 | 848 | ( 733) | ( 171) |
| Prepaid expenses | ( 1,250) | ( 750) | - | ( 750) |
| Accounts payable | ( 128,222) | 50,348 | ( 71,198) | 91,925 |
| Increase (decrease) in cash from operating activities | ( 197,649) | 2,359 | ( 198,856) | 1,161 |
| Financing Activity | | | | |
| Issuance of common shares for cash | - | - | 198,000 | - |
| Increase (decrease) in cash during the period | ( 197,649) | 2,359 | ( 856) | 1,161 |
| Cash, beginning of period | 198,067 | 372 | 1,274 | 1,570 |
| Cash, end of period | $ 418 | $ 2,731 | $ 418 | $ 2,731 |
| Supplemental disclosure of cash flow information: | | | | |
| Cash paid for: | | | | |
| Interest | $ - | $ - | $ - | $ - |
| Income taxes | $ - | $ - | $ - | $ - |

SEE ACCOMPANYING NOTES

## BOSS GOLD CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2004 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2004 financial statements.

Note 2 Capital Assets

| | June 30, 2005 | | | June 30, 2004 |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net | Net |
| Computer equipment | $ 1,342 | $ 1,176 | $ 166 | $ 256 |
| Office furniture | 1,388 | 932 | 456 | 588 |
| | $ 2,730 | $ 2,108 | $ 622 | $ 844 |

Note 3 Related Party Transactions

At June 30, 2005 accounts payable included $6,819 (2004: $246) owed to a director of the Company and a private company controlled by a director of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

Note 4 Share Capital

Authorized:

100,000,000 common shares without par value

| | 2005 | | 2004 | |
|---|---|---|---|---|
| Issued: | Number | $ | Number | $ |
| Balance, beginning of period | 3,358,620 | 3,175,851 | 3,358,620 | 3,175,851 |
| Issued for cash | 3,300,000 | 198,000 | - | - |
| Balance, end of period | 6,658,620 | 3,373,851 | 3,358,620 | 3,175,851 |

Note 4 Share Capital

During the six months ended June 30, 2005, the Company issued 3,300,000 common shares at $0.06 per share pursuant to a private placement for proceeds of $198,000. Included in this private placement was 166,667 common shares issued to directors of the Company.

Commitments:

Stock-based Compensation Plan

Share purchase options are granted with an exercise price equal to the market price of the Company's shares on the date of the grant and vest when granted. During the year ended December 31, 2004, the Company granted directors and officers share purchase options to purchase 335,000 common shares at $0.18 per share until January 14, 2006.

A summary of the Company's share purchase options outstanding is as follows:

| | June 30, 2005 | | June 30, 2004 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding, beginning of the period | 335,000 | $0.18 | - | |
| Granted | - | | 335,000 | $0.18 |
| Outstanding and exercisable, end of the period | 335,000 | $0.18 | 335,000 | $0.18 |

Note 5 Subsequent Event

Subsequent to June 30, 2005 the Company consolidated its capital on a 3 old for 1 new basis and changed the name of the Company from Boss Gold Corp. to Boss Gold International Corp. Effective July 11, 2005, the common shares of Boss Gold International Corp. commenced trading on the TSX Venture Exchange under the symbol BOG.H.

# BOSS GOLD INTERNATIONAL CORP.
## (Formerly Boss Gold Corp.)
## Management Discussion and Analysis of Financial Condition and Results of Operations

**AUGUST 18, 2005**

For the six months ended June 30, 2005, Boss Gold International Corp. (formerly Boss Gold Corp.) ("Boss Gold" or the "Company") prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This discussion and analysis of the results of operations should be read in conjunction with the audited financial statements and accompanying notes for the year ended December 31, 2004. This discussion and analysis as of August 18, 2005, provides information on the operations of Boss Gold for the six-month period ended June 30, 2005, and subsequent to the period end.

**FORWARD LOOKING STATEMENTS**

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

**OVERVIEW**

The Company is primarily engaged in the acquisition and exploration of resource properties in North America.

**Mineral Properties**

*Poker Flats Gold Prospect*

During the year ended December 31, 2003, the Company entered into a Mining Lease Agreement with Option to Purchase (the "Agreement") with Richard R. Redfern, dba RMIC Gold ("Redfern") of Springcreek, Nevada for 100% interest in forty three (43) unpatented mining claims situated in Elko County, Nevada known as Poker Flats Claims. The terms of the Agreement included payment to Redfern of US$10,000 (paid) as an initial lease payment and issuance of 150,000 free trading common shares of the Company. On April 1, 2004 the Company cancelled the agreement by way of a quit-claim deed and wrote-off the resource property costs of $12,952 effective December 31, 2003.

**SELECTED FINANCIAL INFORMATION**

The following table presents selected financial information for the six months ended June 30, 2005, and 2004, and for the years ended December 31, 2004, 2003, and 2002:

# BOSS GOLD INTERNATIONAL CORP.
## (Formerly Boss Gold Corp.)
## Management Discussion and Analysis of Financial Condition and Results of Operations

| | Six Months ended June 30, 2005 | Six Months ended June 30, 2004 | Year ended December 31, 2004 | Year ended December 31, 2003 | Year ended December 31, 2002 |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Revenue | - | - | - | - | - |
| Net loss | (127,040) | (136,858) | (296,872) | (313,311) | (170,935) |
| Basic and diluted loss per share | (0.02) | (0.04) | (0.09) | (0.09) | (0.05) |
| Total assets | 7,735 | 22,292 | 7,973 | 20,325 | 8,772 |

For the six months ended June 30, 2005 the net loss was $127,040 or $0.02 per share compared to the net loss of $136,858 or $0.04 per share (7,.18% decrease) in 2004. The decrease in the net loss was primarily due to the decrease of $46,900 in stock based compensation expense.

For the year ended December 31, 2004 the net loss was $296,872 or $0.09 per share compared to the net loss of $313,311 or $0.09 per share (5.25% decrease) in 2004. The decrease in the net loss was primarily due to the decrease of $94,342 in legal fees, which was offset by increase of $41,035 in interest charges and $46,900 stock based compensation expense recorded by the Company in 2004.

For the year ended December 31, 2003 the net loss was $313,311 or $0.09 per share compared to the net loss of $170,935 or $0.05 per share for the comparable year ended December 31, 2002.

**RESULTS OF OPERATIONS**

*Current quarter*

During the three months ended June 30 , 2005 the Company incurred $9,825 (2004: $5,910) in professional fees, $58 (2004: $58) in amortization charges, $5,023 (2004: $5,586) in transfer agent and filing fees, $32,717 (2004: $18,061) in interest charges, $7,500 (2004: $7,500) in management fees, $13,947 (2004: $11,038) in office costs, $Nil (2004: $46,900) in stock based compensation expense.

Net loss for the three months ended June 30, 2005, was $ 69,070 or $0.01 per share as compared to a loss of $48,145 or $0.01 per share for the same period in 2004. The increase in the net loss was primarily due to the increase of $14,656 in interest charges on outstanding debts, and $3,915 increase in professional fees.

Boss Gold's operations have not significantly changed during the three months ended June 30, 2005, compared to the same period in 2004.

*Year-to-date*

During 2004 the Company agreed to $198,000 private placement consisting of the issuance of 3,300,000 shares at $0.06 per share. During the six months ended June 30, 2005, the Company issued 3,300,000 common shares at $0.06 per share pursuant to a private placement for proceeds of $198,000. Included in

this private placement was 166,667 common shares issued to a director of the Company. The proceeds of the private placement was used to pay off debt and for general working capital.

Net loss for the six months ended June 30, 2005, was $127,040 or $0.02 per share as compared to a loss of $136,858 or $0.04 per share for the same period in 2004. A significant item that affected the financial results of the Company and the comparability of these financial results with previous year is the $46,900 non-cash compensation expense representing a fair value of 335,000 stock options granted during the six months ended June 30, 2004.

Subsequent to June 30, 2005 the Company consolidated its capital on a 3 old for 1 new basis and changed the name of the Company from Boss Gold Corp. to Boss Gold International Corp. Effective July 11, 2005, the common shares of Boss Gold International Corp. commenced trading on the TSX Venture Exchange under the symbol BOG.H.

**REVENUES**

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

**EXPENSES**

The following table identifies the changes in general and administrative expenses for the three months ended March 31, 2005, and 2004, and for the years ended December 31, 2004, 2003 and 2002:

| | Six Months ended June 30, 2005 | Six Months ended June 30, 2004 | Year ended December 31, 2004 | Year ended December 31, 2003 | Year ended December 31, 2002 |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Accounting, audit and legal | 13,025 | 11,653 | 17,660 | 18,705 | 16,838 |
| Increase (decrease) * | 11.77 | - | (5.59) | 11.09 | 44.45 |
| Amortization | 115 | 115 | 222 | 294 | 390 |
| Increase (decrease) * | - | - | (24.49) | (24.62) | (21.84) |
| Consulting | - | - | - | - | 1,050 |
| Increase (decrease) * | - | - | - | N/A | (76.23) |
| Transfer agent and filing fees | 8,394 | 7,784 | 11,793 | 10,958 | 10,623 |
| Increase (decrease) * | 7,.84 | - | 7.62 | 3.15 | 94.09 |
| Interest | 63,610 | 34,719 | 97,008 | 55,973 | 41,448 |
| Increase (decrease) * | 83.21 | - | 73.31 | 35.04 | 24.94 |
| Management fees | 15,000 | 15,000 | 30,000 | 30,000 | 30,000 |
| Increase (decrease) * | - | - | - | - | - |
| Office, rent and general | 26,896 | 20,695 | 47,296 | 44,094 | 48,174 |
| Increase (decrease) * | 129,96 | - | 7.26 | (8.47) | (79.18) |
| Non-cash compensation | - | 46,900 | 46,900 | - | - |
| Increase (decrease) * | N/A | - | N/A | - | - |

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

# BOSS GOLD INTERNATIONAL CORP.
## (Formerly Boss Gold Corp.)
## Management Discussion and Analysis of Financial Condition and Results of Operations

### SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

| | Year ending December 31, 2005 | | Year ended December 31, 2004 | | | | Year ended December 31, 2003 | |
|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q1 | Q2 | Q3 | Q4 | Q3 | Q4 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenue | - | - | - | - | - | - | - | - |
| Net loss | (57,970) | (69,070) | (88,713) | (48,145) | (53,920) | (106,094) | (39,192) | (202,196) |
| Basic/diluted loss per share | (0.01) | (0.01) | (0.03) | (0.01) | (0.01) | (0.03) | (0.01) | (0.06) |

The increase of $20,925 in the net loss for the quarter ended June 30, 2005 compared to the second quarter of 2004 was primarily due to the increase of $14,656 in interest charges and $3,915 increase in professional fees.

### LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2005, the Company had a working capital deficiency of $1,089,080 (December 31, 2004: $1,160,155).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. During 2004 the Company agreed to $198,000 private placement consisting of the issuance of 3,300,000 shares at $0.06 per share. During the six-month period ended June 30, 2005, the Company closed this private placement and issued 3,300,000 common shares at $0.06 per share pursuant to a private placement for proceeds of $198,000. The proceeds of the private placement was used to pay off debt and for general working capital.

At June 30, 2005 we had cash on hand of $418 (2004: $1,274). Our liabilities at the same date totalled $1,096,193 (2004: $1,167,391).

The Company does not have any off-balance sheet arrangements.

### SHARE CAPITAL

a) Authorized:

100,000,000 common shares without par value

b) Issued:

| | 2005 | |
|---|---|---|
| Balance, beginning of the period | 3,358,620 | $3,175,851 |
| Issued for cash – at $0.06 | 3,300,000 | 198,000 |
| Balance, June 30, 2005 | 6,658,620 | 3,373,851 |
| Consolidation – 3 for 1 | (4,439,079) | - |
| Balance, August 18, 2005 | 2,219,541 | $3,373,851 |

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Number | Amount | Number | Amount |
| Balance, beginning of the year | 3,358,620 | $3,175,851 | 10,075,864 | $3,175,851 |
| Consolidation – 3 for 1 | - | - | (6,717,244) | - |
| Balance, end of the year | 3,358,620 | $3,175,851 | 3,358,620 | $3,175,851 |

c) Commitments:

Stock-based Compensation Plan

Share purchase options are granted with an exercise price equal to the market price of the Company's shares on the date of the grant and vest when granted. During the year ended December 31, 2004, the Company granted directors and officers share purchase options to purchase 335,000 common shares at $0.18 per share until January 14, 2006.

A summary of the Company's share purchase options outstanding is as follows:

| | June 30, 2005 | | June 30, 2004 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding, beginning of the period | 335,000 | $0.18 | - | |
| Granted | - | | 335,000 | $0.18 |
| Outstanding and exercisable, end of the period | 335,000 | $0.18 | 335,000 | $0.18 |

# BOSS GOLD INTERNATIONAL CORP.
## (Formerly Boss Gold Corp.)
## Management Discussion and Analysis of Financial Condition and Results of Operations

### RELATED PARTY TRANSACTIONS

At June 30, 2005 accounts payable included $6,819 (2004: $246) owed to a director of the Company and a private company controlled by a director of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

### RISKS AND UNCERTAINTIES

Boss Gold will continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of the new acquisitions and development of resource properties and, strength of the equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

82-4571

**BOSS GOLD CORP.**

**FORM 52-109F1**
**CERTIFICATION OF ANNUAL FILINGS**

I, Douglas B. Brooks, President and Chief Executive Officer for **Boss Gold Corp.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold Corp.** (the issuer) for the year ending **December 31, 2004;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 28, 2005

*"Douglas B. Brooks"*

**Douglas B. Brooks**
President & CEO

**BOSS GOLD CORP.**

**FORM 52-109F1**
**CERTIFICATION OF ANNUAL FILINGS**

I, Douglas B. Brooks, Chief Financial Officer for **Boss Gold Corp**., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold Corp.** (the issuer) for the year ending **December 31, 2004;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 28, 2005

*"Douglas B. Brooks"*

**Douglas B. Brooks**
Chief Financial Officer

82-4571

**BOSS GOLD CORP.**

**FORM 52-109FT2**
**CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD**

I, Douglas Brooks, President and Chief Executive Officer for **Boss Gold Corp**., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold Corp.** (the issuer) for the interim period ending **June 30, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 17, 2004

*"Douglas Brooks"*
**Douglas Brooks**
President & CEO

82-4571

**BOSS GOLD CORP.**

**FORM 52-109FT2**
**CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD**

I, Douglas Brooks, Chief Financial Officer for **Boss Gold Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold Corp.** (the issuer) for the interim period ending **June 30, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 17, 2004

*"Douglas Brooks"*
**Douglas Brooks**
Chief Financial Officer

**BOSS GOLD CORP.**

**FORM 52-109FT2**
**CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD**

I, Douglas Brooks, President and Chief Executive Officer for **Boss Gold Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold Corp.** (the issuer) for the interim period ending **September 30, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 30, 2004

*"Douglas Brooks"*
**Douglas Brooks**
President & CEO

82-4571

**BOSS GOLD CORP.**

**FORM 52-109FT2**
**CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD**

I, Douglas Brooks, Chief Financial Officer for **Boss Gold Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold Corp.** (the issuer) for the interim period ending **September 30, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 30, 2004

*"Douglas Brooks"*
**Douglas Brooks**
Chief Financial Officer

82-4571

**BOSS GOLD CORP.**

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, Douglas Brooks, President and Chief Executive Officer for **Boss Gold Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold Corp.** (the issuer) for the interim period ending **March 31, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 30, 2005

*"Douglas Brooks"*

**Douglas Brooks**
President & CEO

82-4571

**BOSS GOLD CORP.**

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, Douglas Brooks, Chief Financial Officer for **Boss Gold Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold Corp.** (the issuer) for the interim period ending **March 31, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 30, 2005

*"Douglas Brooks"*

**Douglas Brooks**
Chief Financial Officer

82-4571

**BOSS GOLD INTERNATIONAL CORP.**

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, Douglas Brooks, President and Chief Executive Officer for **Boss Gold International Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold International Corp.** (the issuer) for the interim period ending **June 30, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 17, 2005

*"Douglas Brooks"*

**Douglas Brooks**
President & CEO

**BOSS GOLD INTERNATIONAL CORP.**

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, Douglas Brooks, Chief Financial Officer for **Boss Gold International Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold International Corp.** (the issuer) for the interim period ending **June 30, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 17, 2005

*"Douglas Brooks"*

**Douglas Brooks**
Chief Financial Officer

82-4571

# BOSS GOLD CORP.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

December 2, 2004

Trading Symbol: BOZ.H
12g3-2(b): 82-4571
Standard & Poor's Listed

---

**NEWS RELEASE**

---

Boss Gold Corp. announces today the results from its operations for the nine-month period ended September 30, 2004. Boss Gold Corp. incurred a net loss of $190,778 ($0.057 per share) for the period ended September 30, 2004, as compared to a loss of $111,115 ($0.011 per share) for the period ended September 30, 2003. The increase in the net loss during the nine months ended September 30, 2004 was due to the increase in professional fees, interest charges, and office and miscellaneous expenditures.

***BOSS GOLD CORP.***

*"Douglas B. Brooks"*
**Douglas B. Brooks, President**

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.*

82-4571

# *BOSS GOLD CORP.*

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

January 7, 2005

Trading Symbol: BOZ.H
12g3-2(b): 82-4571
Standard & Poor's Listed

---

**$198,000 PRIVATE PLACEMENT CLOSED**

---

Boss Gold Corp. **(BOZ.H-TSX.V)** announces the completion of its private placement as to the issuance of 3,300,000 shares at $0.06 per share. The shares are subject to a hold period and may not be traded until May 8, 2005.

***BOSS GOLD CORP.***

*"Douglas B. Brooks"*
**Douglas B. Brooks, President and Director**

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.*

82-4571

# BOSS GOLD CORP.

905 West Pender Street, Suite 501, Vancouver, BC V6C 1L6
Tel: 604.669.5819 ~ Fax: 604.669.5886
Email: ir@bossgold.com

July 8, 2005

Trading Symbol: BOZ.H
2g3-2(b): 82-4571
Standard & Poor's Listed

## SHARE CONSOLIDATION AND NAME CHANGE TO TAKE EFFECT

Boss Gold Corp. has been advised by the TSX Venture Exchange that the previously announced 1 for 3 consolidation of its share capital and a change of the Company's name to **Boss Gold International Inc.** will become effective on Monday, July 11, 2005. The new trading symbol of the Company will be **BOG.H.**

**ON BEHALF OF THE BOARD DIRECTORS**

**Per:** *"Douglas B. Brooks"*

**DOUGLAS B. BROOKS**
President

82-4571

# BOSS GOLD INTERNATIONAL CORP.

905 West Pender Street, Suite 501, Vancouver, BC V6C 1L6
Tel: 604.669.5819 ~ Fax: 604.669.5886
Email: ir@bossgold.com

July 19, 2005

Trading Symbol: BOG.H
2g3-2(b): 82-4571
Standard & Poor's Listed

## NEWS RELEASE

Boss Gold International Corp. ("the Company") is pleased to announce that at its recent Annual and Special General Meeting Douglas Brooks, Irvin Ridd, Kevin Addie and Ron Hughes were re-elected as Directors of the Company. Mr. Brooks is the President of the Company.

**ON BEHALF OF THE BOARD DIRECTORS**

**Per:** *"Douglas B. Brooks"*

**DOUGLAS B. BROOKS**
President

82-4571

**FORM 45-103F4**

**REPORT OF EXEMPT DISTRIBUTION (AMENDED)**

**Issuer information**

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. Also state the full name and address of the vendor, if this report is filed (a) by a vendor who is not the issuer, and (b) in connection with an exemption other than those contained in MI 45-103.

Boss Gold Corp.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC, Canada V6C 1L6
Address
(604) 669-5886
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia.

**Details of distribution**

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

January 27, 2005

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

3,300,000 common shares .

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

| Each jurisdiction where purchasers reside | Price per security (Canadian $) | Total dollar value raised from purchasers in the jurisdiction (Canadian $) |
|---|---|---|
| British Columbia | $0.06 | $198,000 |
| Total dollar value of distribution in all jurisdictions (Canadian $) | $0.06 | $198,000 |

## Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

| Full name and address of person being compensated | Compensation paid (in Canadian $ and, if applicable, number and type of securities) | Exemption relied on and date of distribution (if applicable) | Deemed Price Per Share (Canadian $) |
|---|---|---|---|
| N/A | | | |

## Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: January 27, 2005

BOSS GOLD CORP.
Name of issuer or vendor *(please print)*

DOUGLAS BROOKS
PRESIDENT & DIRECTOR
Print name and position of person signing

Douglas B. Brooks
Signature

82-4571

**FORM 51-102F3**

**MATERIAL CHANGE REPORT**
**UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102**

**Item 1.** **Reporting Issuer**

Boss Gold Corp.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2.** **Date of Material Change**

December 2, 2004

**Item 3.** **Press Release**

Press Release dated December 2, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer announces the results from its operations for the nine-month period ended September 30, 2004 have been filed.

**Item 5.** **Full Description of Material Change**

The Issuer announces today the results from its operations for the nine-month period ended September 30, 2004. The Issuer incurred a net loss of $190,778 ($0.057 per share) for the period ended September 30, 2004, as compared to a loss of $111,115 ($0.011 per share) for the period ended September 30, 2003. The increase in the net loss during the nine months ended September 30, 2004 was due to the increase in professional fees, interest charges, and office and miscellaneous expenditures.

**Item 6.** **Reliance on Subsection 7.1(2) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of the National Instrument 51-102.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 3rd day of December, 2004.

*"Douglas B. Brooks"*
Douglas B. Brooks, President

82-4571

**FORM 51-102F3**

**MATERIAL CHANGE REPORT**
**UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102**

**Item 1. Reporting Issuer**

Boss Gold Corp.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2. Date of Material Change**

January 7, 2005

**Item 3. Press Release**

Press Release dated January 7, 2005 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4. Summary of Material Change**

The Issuer announces the completion of its private placement.

**Item 5. Full Description of Material Change**

The Issuer announces the completion of its private placement as to the issuance of 3,300,000 shares at $0.06 per share. The shares are subject to a hold period and may not be traded until May 8, 2005.

**Item 6. Reliance on Subsection 7.1(2) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of the National Instrument 51-102.

**Item 7. Omitted Information**

There is no omitted information.

**Item 8. Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

**Item 9. Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 12th day of January, 2004.

***"Douglas B. Brooks"***

Douglas B. Brooks, President

82-4571

**FORM 51-102F3**

**MATERIAL CHANGE REPORT**
**UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102**

**Item 1.** **Reporting Issuer**

Boss Gold Corp.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2.** **Date of Material Change**

July 11, 2005

**Item 3.** **Press Release**

Press Release dated July 8, 2005 and disseminated to the Canada Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer announces its previously approved 3 for 1 share consolidation and a name change to "Boss Gold International Corp." will become effective on July 11, 2005.

**Item 5.** **Full Description of Material Change**

Boss Gold Corp. has been advised by the TSX Venture Exchange that the previously announced 1 for 3 consolidation of its share capital and a change of the Company's name to **Boss Gold International Inc.** will become effective on Monday, July 11, 2005. The new trading symbol of the Company will be **BOG.H.**

**Item 6.** **Reliance on Subsection 7.1(2) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of the National Instrument 51-102.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 11th day of July, 2005.

Per: ***"Douglas B. Brooks"***
Douglas B. Brooks, President

82-4571

**FORM 51-102F3**

**MATERIAL CHANGE REPORT**
**UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102**

**Item 1.** **Reporting Issuer**

Boss Gold International Corp.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2.** **Date of Material Change**

July 15, 2005

**Item 3.** **Press Release**

Press Release dated July 19, 2005 and disseminated to the Canada Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer is pleased to announce that at its recent Annual and Special General Meeting Douglas Brooks, Irvin Ridd, Kevin Addie and Ron Hughes were re-elected as Directors of the Issuer. Mr. Brooks is the President of the Issuer.

**Item 5.** **Full Description of Material Change**

The Issuer is pleased to announce that at its recent Annual and Special General Meeting Douglas Brooks, Irvin Ridd, Kevin Addie and Ron Hughes were re-elected as Directors of the Issuer. Mr. Brooks is the President of the Issuer.

**Item 6.** **Reliance on Subsection 7.1(2) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of the National Instrument 51-102.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 19th day of July, 2005.

Per: ***"Douglas B. Brooks"***
Douglas B. Brooks, President

82-4571

INFO TSX VENTURE **Bulletin Contents**

company person symbol start home

# Boss Gold International Corp.

Listed Company

---- Navigation Options ----

BOSS GOLD CORP. ("BOZ.H")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: September 9, 2004
NEX Company

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced July 13, 2004:

Number of Shares: 3,300,000 shares

Purchase Price: $0.06 per share

Number of Placees: 9 placees

Insider / Pro Group Participation:

Insider=Y /
Name ProGroup=P / # of Shares

Douglas Brooks Y 166,667

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

82-4571

TSX venture EXCHANGE

July 8, 2005

Via FAX: 604-669-5886

Beruschi & Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

**Attention: Anthony Beruschi**

Dear Sirs\Mesdames:

**Re: BOSS GOLD INTERNATIONAL CORP. ("BOG.H")**
**[formerly Boss Gold Corp. ("BOZ.H")]**
**Name Change and Consolidation – Submission #97031**

This is to confirm that pursuant to a special resolution passed by shareholders on June 15, 2004, the Company has consolidated its capital on a 3 old for 1 new basis. The name of the Company has also been changed as follows.

Effective at the opening on **Monday, July 11, 2005**, the common shares of Boss Gold International Corp. will commence trading on TSX Venture Exchange, and the common shares of Boss Gold Corp. will be delisted. The Company is classified as a 'Mining' company.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3126 / FAX: (604) 844-7502 / EMAIL: gary.lee@tsxventure.com.

Yours truly,

Gary Lee
Manager, NEX
Listed Issuer Services

GL\nl

Cc: Boss Gold Corp.

File: ::ODMA\PCDOCS\DOCP\150918\1